SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
29 APRIL 2004
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
RESULTS FOR THE QUARTER ENDED 31 MARCH 2004

Report
for the quarter ended 31 March 2004
On Friday, 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement, in terms of which AngloGold will acquire the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. This report does not cover the results of the merged company. An update on the merger and a summary of the Ashanti results for the March quarter are however provided at the end of this report.
Gold production decreased by 11% to 1.235Moz due to the normal slow production start to the first quarter in South Africa and marked decreases in production at Geita, Morila and Cerro Vanguardia
·
·
·
·
·
Total cash costs
1
were up 10% to $259/oz due in part to lower production
Adjusted operating profit
2
was 4% lower at $132m despite a 3% increase in received gold price
3
of
$405/oz
Adjusted headline earnings
4
down 20% or $15m to $60m due to adjusted operating profit
2
and
abnormal items included in previous quarter
Hedge book reduced by 430,000oz (13.2t)
AngloGold Ashanti merger effective on 26 April - combined group results to be reported in the next quarter
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar 04
Dec 03
Mar 03
Dec 03
Mar 04
Dec 03
Mar 03
Dec 03
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand/Metric
US Dollar/Imperial
Operating review Gold
Produced - kg / oz (000) 38,416 43,210 43,605 174,668 1,235 1,389 1,402 5,616
Price received
3
- R/kg / $/oz 87,837 84,705 91,962 87,826 405 392 344 363
Total cash costs
1
- R/kg / $/oz 56,297 50,988 52,741 52,336 259 236 197 217
Total production costs
1
- R/kg / $/oz 69,068 63,477 64,535 63,905 318 293 241 265
Financial review
Operating profit
- Rm / $m 716 1,060 1,208 4,667 108 159 145 622
Adjusted operating profit
2
- Rm / $m 884 926 1,216 4,229 132 137 146 559
Net profit - Rm / $m 248 611 547 2,331 38 93 66 312
Headline earnings - Rm / $m 286 585 605 2,379 44 89 73 318
Adjusted headline earnings
4
- Rm / $m 400 506 614 2,133 60 75 74 282
Capital expenditure
1
- Rm / $m 567 1,181 635 3,286 84 166 76 435
Earnings per ordinary share - cents/share
Basic 111 274 246 1,046 17 42 30 140
Diluted 111 273 246 1,042 17 42 30 139
Headline 128 263 272 1,068 20 40 33 143
Adjusted headline
4
179 227 276 957 27 34 33 127
Dividends - cents/share 710 101
Note: 1. 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure
2. Operating profit excluding unrealised non-hedge derivatives
3. Price received includes realised non-hedge derivatives
4. Headline earnings before unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps
$ represents US dollar, unless otherwise stated
Sicelo Ntuli,
Services Engineer,
Ice Plant,
Mponeng Mine,
South Africa
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Operations
at a glance
for the quarter ended 31 March 2004
$/oz
% Variance
5
oz (000)
% Variance
5
$/oz
% Variance
5
$m
% Variance
5
$m
% Variance
5
Great Noligwa
423
2
189
(13)
235
12
34
(8)
31
(9)
TauTona
424
4
146
(11)
222
19
30
(3)
23
(18)
Kopanang
422
2
121
(2)
275
7
18
38
15
36
Sunrise Dam
480
13
87
(6)
274
19
17
(11)
11
(8)
Geita
6
347
2
93
(21)
190
40
14
(39)
10
(47)
Mponeng
421
4
104
(13)
314
10
12
(8)
6
(25)
Cripple Creek & Victor J.V.
302
(8)
72
(5)
208
2
12
20
1
-
Morro Velho
350
3
52
(15)
139
(3)
11
(8)
8
(11)
Sadiola
6
408
3
45
(10)
216
(3)
9
13
6
20
Morila
6
374
2
43
(10)
158
(13)
9
-
5
25
Cerro Vanguardia
6
367
2
35
(40)
184
33
8
(43)
3
(57)
Serra Grande
6
343
1
23
(1)
130
(1)
6
-
5
-
Tau Lekoa
424
3
67
(16)
367
18
4
(33)
-
100
Yatela
6
405
3
20
18
274
(15)
2
100
1
150
Ergo
422
7
62
22
372
2
1
-
1
-
Navachab
406
3
15
(6)
302
(13)
1
-
1
-
Savuka
423
4
35
(17)
451
(11)
(3)
67
(4)
56
Other
26
(19)
13
18
9
80
AngloGold Group
405
3
1,235
(11)
259
10
198
(3)
132
(4)
1
Price received includes realised non-hedge derivatives.
2
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
3
Adjusted operating profit plus amortisation of mining assets.
4
Operating profit excluding unrealised non-hedge derivatives.
5
Variance March 2004 quarter on December 2003 quarter - Increase (Decrease).
6
Attributable
Adjusted operating
profit
4
Price received
1
Production
Total cash costs
2
Cash operating
profit
3
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Financial
and Operating Review
OVERVIEW OF THE QUARTER
Despite a 3% increase in the received price of
gold, AngloGold's adjusted operating profit for the
quarter was 4% lower at $132m.
Gold production decreased by 11% to 1.235Moz
due to the normal slow production start to the first
quarter after the year-end shutdown in South
Africa. Other factors were the anticipated lower
grades at Geita in Tanzania following the
substantially higher grades reported in the last
quarter of 2003; reduced production at Morila in
Mali, as a result of lower ore throughput and grade;
and decreased production at Cerro Vanguardia in
Argentina, due to a planned reduction in ore
throughput.
Total cash costs increased to $259/oz due to the
reduced volumes and lower grades.
Adjusted headline earnings at $60m were $15m
(20%) lower than the previous quarter largely
because of the $5m reduction in adjusted
operating profit and a $7m inclusion of abnormal
items in the previous quarter.
In addition to the lower adjusted headline earnings,
there was a $30m movement in unrealised non-
hedge derivatives and fair value gains (losses) on
interest rate swaps (net of tax). These two items
largely accounted for a substantial decrease in net
profit from $93m to $38m. It should be noted that
unrealised losses are based on a marked-to-
market at a point in time and may or may not be
realised in the future.
AngloGold implemented a change in the
accounting treatment of Ore Reserve development
expenditure with effect from 1 January 2004.
Previously, a portion of this expenditure was
expensed in the period that such expenditure was
incurred. From 2004, AngloGold has capitalised
Ore Reserve development expenditure and is
amortising this over the life of the relevant mining
area to which such expenditure applies.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, volumes mined decreased by
19%, largely as a result of fewer production shifts
in the quarter, and yield was down by 3% to
10.81g/t. Gold production was 13% lower at
5,866kg (189,000oz) while total cash costs
increased by 12% to R50,994/kg ($235/oz) mainly
because of the lower gold production. Adjusted
operating profit fell to R211m ($31m), again
reflecting the results of the reduced volumes
mined. The Lost Time Injury Frequency Rate
(LTIFR) was marginally worse than that of the
previous quarter at 9.22.
At Kopanang, volumes mined were lower, affected
by the slow start-up after the Christmas break and
the safety training programme held during January.
Management embarked on efforts to reduce
reef/waste contamination and these contributed to
the lower volume of tonnes treated and an 8%
increase in yield to 8.03g/t. Gold production was
down by 3% to 3,750kg (121,000oz) because of a
10% reduction in tonnes treated, although the
effects of this were partially offset by the improved
yield. Total cash costs rose by 7% to R59,808/kg
($275/oz) mainly because of the reduced gold
production. The impact of the new accounting
treatment of ore reserve development costs was
the chief reason for the adjusted operating profit
increasing to R98m ($15m). For the quarter, the
LTIFR at 13.44 was slightly worse than that of the
previous quarter.
The volumes mined at Tau Lekoa increased by
4% as a result of improved face length. Yield,
however, declined by 10% to 3.65g/t. Plant
throughput this quarter was lower, largely because
of the unusually higher tonnage treated in the
previous period. Together with the lower yield, this
accounted for the 16% drop in gold production to
2,095kg (67,000oz). The fall in gold production
caused total cash costs to increase by 18% to
R79,795/kg ($367/oz). Despite reduced
amortisation charges, the decrease in gold
revenues from the lower gold output resulted in an
adjusted operating loss of R3m ($0.4m) for the
period. The quarter saw a 35% improvement in
the LTIFR to 18.15.
At Moab Khotsong, the gold production of 38kg
(1,200oz) is not included in the South Africa
region's production, as the revenue has been
capitalised against pre-production costs.
Commercial production is scheduled for 2006
onwards. LTIFR improved to 4.83.
The volumes mined at Savuka fell by 13% as a
result of a reduction in face length and fewer
production shifts. The decrease in mining volumes
resulted in a 19% reduction in the tonnes treated,
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which was partially offset by a 4% improvement in
yield to 5.94g/t. This had an impact on gold
production, which fell by 16% to 1,099kg
(35,000oz). Cost savings were achieved in the
area of labour as a result of the gradual
downsizing of the operation, which is in closure
mode. These savings, together with lower
allocated costs and the change in ore reserve
development accounting, resulted in total cash
costs decreasing by 10% to R98,153/kg ($451/oz).
Adjusted operating losses have been reduced to
R30m ($4m). Despite an improvement in the
LTIFR, three employees died as a result of a
seismic event during the quarter.
At Mponeng, volumes mined were 14% lower than
those for the previous quarter but as anticipated
after allowing for the slow production start to the
quarter. Production was also adversely affected by
the planned stoppage for a safety day following
four fatalities during February. A 4% decline in
grade to 8.47g/t was caused by seismic damage to
some high-grade panels. This had a negative
impact on gold production, which was down 13% to
3,234kg (104,000oz) while total cash costs
increased by 11% to R68,287/kg ($314/oz) on the
back of the lower gold production. Adjusted
operating profit at R39m ($6m) also reflected the
impact of the reduced gold output. Four
employees died in workplace accidents during the
quarter, while marginal improvements were
achieved in the overall LTIFR.
At TauTona, volumes mined were adversely
affected by a poor start to the year following
infrastructure failures and a reduction in face
length. Yield was steady at 12.17g/t. While
increased tramming and accelerated cleaning
operations recovered some of the volume
deficiencies, gold production fell by 10% to
4,558kg (146,000oz). Higher total cash costs at
R48,283/kg ($222/oz) reflected the impact of the
lower gold output as well as the savings achieved
in the previous quarter. The reduced gold
production also affected adjusted operating profit,
which decreased by 19% to R154m ($23m). Three
employees lost their lives in accidents during the
quarter, and the LTIFR at 10.31 was 10% worse
than that of the previous quarter.
At Ergo, the tonnes treated improved by 1% as
higher volumes were reclaimed from the Withok
tailings dam. The increased volumes and the 19%
improvement in yield to 0.25g/t resulted in gold
production rising by 20% to 1,919kg (62,000oz).
Total cash costs increased by 2% to R80,908/kg
($372/oz) mainly because of the establishment
costs of the 5L29 pump station and the reduced
by-product contributions from the acid circuit.
Adjusted operating profit reflected the favourable
impact of the higher gold production and rose to
R7m ($1m). Although the LTIFR worsened to
5.04, the overall injury rate is still improving year
on year.
EAST AND WEST AFRICA
At Geita (50% attributable), production decreased
by 21% to 93,000oz - as planned. This was
largely because of an anticipated 24% decline in
recovered grade to 4.02g/t, in line with expected
grades for the rest of this year. Total cash costs
increased by 40% to $190/oz due to the decrease
in production while adjusted operating profit fell by
47% to $10m. There were no lost time injuries
recorded during the quarter.
At Morila (40% attributable), a 6% decrease in
milled tonnage throughput, coupled with a 5%
decline in recovered grade, resulted in production
decreasing by 10% to 43,000oz. Total cash costs
were $158/oz. An increase in the received gold
price together with the decrease in total cash costs
increased adjusted operating profit for the quarter
by 25% to $5m. Commissioning of the plant
expansion project commenced in March with the
secondary crushing circuit and cyclone upgrade
being completed, and will continue in modular
fashion with the CIL upgrade in April and the
thickener unit in May. There was one lost time
injury recorded during the quarter and one
employee died from a fall.
At Navachab, a 7% decrease in milled tonnage
throughput coupled with a 4% decline in recovered
grade, resulted in an 6% drop in gold production to
15,000oz. As part of the planned transition from
contractor mining to owner mining, no ore was
mined during the quarter. As a result, total cash
costs decreased by 13% to $302/oz, while
adjusted operating profit was maintained at $1m.
The mine recorded one lost time injury for the
quarter.
At Sadiola (38% attributable), production was
down by 10% to 45,000oz as a result of a 15%
drop in milled tonnage throughput, although this
was partially offset by a 3% increase in recovered
grade to 3.15g/t. There was a 3% reduction in
total cash costs to $216/oz. The decrease in total
cash costs together with a 3% rise in received
price, resulted in adjusted operating profit
increasing by 20% to $6m. Sadiola had no lost
time injuries for the quarter.
Production at Yatela (40% attributable) rose by
18% to 20,000oz largely owing to an increase of
30% in recovered grade to 2.46g/t. As a
consequence of the higher production, total cash
costs decreased by 15% to $274/oz and adjusted
operating profit increased by $3m. Yatela
recorded one lost time injury for the quarter.
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AngloGold Ashanti

Alaska
U.S.A.
Cripple Creek & Victor
Mali
Yatela
Sadiola
Morila
Brazil
Crixas, Serra Grande
Morro Velho
Argentina
Cerro Vanguardia
Namibia
Navachab
Republic of South Africa
SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong (in development)
Ergo
Geita
Tanzania
Union Reefs (closed effective July 2003)
Australia
Sunrise Dam

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NORTH AMERICA
At Cripple Creek & Victor (67% ownership with
100% interest in production until the initial loans
are repaid), production was down by 5% at
72,000oz. Total cash costs were only up by 2% at
$208/oz. Adjusted operating profit remained the
same at $1m. There were no lost time injuries for
the quarter.
The new processing facilities exceeded design
capacity during the quarter, and haul truck hours
ended the quarter slightly above planned levels.
Phase 4B of the leach pad construction has
ceased for the winter and will resume in June
2004.
SOUTH AMERICA
At Cerro Vanguardia (92.5% attributable), gold
production was down by 40% to 35,000oz as a
result of a planned decrease in the tonnes mined
and treated ore, which was of a lower grade.
Efforts are now being concentrated on optimising
the production mix of low- and high-grade pits to
be mined at a higher stripping ratio and on
dewatering high-grade pits. Total cash costs were
33% higher at $184/oz, mainly owing to a
reduction in both gold and silver produced.
Adjusted operating profit decreased to $3m as a
result of a 26% reduction in the volume of gold
sales. The LTIFR for the quarter was 10.32.
At Morro Velho, gold production decreased by
15% to 52,000oz, due to a 10% decline in the ore
treated and a 4,000oz drop in heap leaching
operations. These developments are explained by
the closure of operations at Mina Velha and the
Morro do Galo dump in October 2003 and an
interruption to heap leaching in February, due to
heavy rains. Total cash costs were 3% lower at
$139/oz chiefly because of reduced operating
costs and higher sulphuric acid by-product credits.
Adjusted operating profit
was down by 11% to
$8m. The LTIFR for the quarter was 2.61.
At Serra Grande (50% attributable), gold
production was maintained at 23,000oz. Total
cash costs at $130/oz and adjusted operating profit
at $5m remained constant. The mine obtained the
ISO 14001 certificate in March following an audit
process. There were no lost time injuries recorded
during the quarter.
AUSTRALIA
As forecast, mining at Sunrise Dam returned
mostly to the lower grade areas during the first
quarter. In addition, abnormal seasonal rainfall
resulted in limited access for almost half of the
quarter to those high-grade areas that were
scheduled to be mined, the net result of which was
that production during the quarter decreased by
6% to 87,000oz. Recovered grade was 2.84g/t
compared to 3.03g/t in the previous quarter. Total
cash costs increased by 12% to A$359/oz
($274/oz) and adjusted operating profit decreased
by 13% to A$14m ($11m) due to the lower grade
and to the cost of the remedial measures taken to
mitigate the effects of the rain. There was one lost
time injury during the quarter. For the current
quarter, 897m of underground decline and vertical
development was completed.
Milling operations at Union Reefs shut down in
October 2003. There was marginal production
(340oz) from clean-up activities. Again, there were
no lost time injuries.
Work to update the November 2000 Boddington
Expansion Feasibility Study project continued.
REVISION TO FORECAST FOR 2004
The group's estimates for gold production, total
cash costs per ounce and capital expenditure for
2004 were set out in the 2003 Annual Financial
Statements. As indicated in the trading statement
issued on 21 April, it is expected that AngloGold
(excluding Ashanti) will meet its production
forecast of 5.3Moz for 2004. However,
AngloGold's estimates for total cash costs per
ounce and capital expenditure have increased in
dollar terms due to a revised view on the
rand/dollar exchange rate from $1=R7 to
$1=R6.81, leading to the revisions set out in the
table below. AngloGold has also revised its
estimates for the combined AngloGold Ashanti
group to accommodate the fact that Ashanti
production will be incorporated from the beginning
of May and not April, and this adjusted forecast is
also set out below.
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Revised forecast for 2004
As per 2003 Annual Financial
Statements
Updated April 2004
AngloGold Ashanti AngloGold AngloGold Ashanti AngloGold
excluding including excluding wef Ashanti
Ashanti Ashanti Ashanti May 2004
Gold production oz 000 5,316 1,157 6,473 5,311 1,029 6,340
Total cash costs $/oz 245 233 243 254 233 250
Capital expenditure $m 477 119 596 484 89 573
Note:
All references to price received includes the realised non-hedge derivative.
All reference to adjusted operating profit refers to operating profit excluding unrealised non-hedge derivatives.
All references to adjusted headline earnings refers to headline earnings excluding unrealised non-hedge derivates and fair value gains (losses) on interest rate swaps.
Rounding of figures may result in computational discrepancies.
IIn the case of joint venture operations, all production and financial results are attributable to AngloGold.
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Exploration
AngloGold's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi-disciplinary teams and appropriate state-of-the-art exploration techniques and technology.
DURING THE QUARTER
In Mali at Sadiola, Phase VII drilling commenced on the Hard Sulphide programme At Corrego do Sitio in Brazil, mineralisation has been traced over a down-plunge length of 1,200m, a further 300m on the previous quarter. Underground exploration development continued to confirm the previously drilled gold grades.
REGIONAL EXPLORATION OVERVIEW
1.
At Sadiola in Mali, Phase VII infill drilling of the Hard Sulphides commenced during the quarter. Results to date are consistent with those from previous drill campaigns.
Results from resource conversion drilling at Farabakouta East 3 Southern Extension confirm the grade and tenor of previous work.
2.
Greenfields exploration in South Mali continued at Kola, south of Morila, where wide spaced Rotary Airblast (RAB) drilling has produced anomalous intersections. At the Banzana permit, which is located 140km south-west of Morila on the Cote d'Ivoire border, RAB drilling of soil anomalies was completed with assay results pending.
3.
At Geita in Tanzania, infill diamond and reverse circulation (RC) drilling at the Nyankanga West orebody commenced during quarter.
Resource infill drilling at Geita Hill, which concentrated on the gap between Geita Main and North East Extension, was completed this quarter confirming continuity of the mineralisation.
4.
In North America at Cripple Creek & Victor (CC&V) in Colorado, drilling focused on infill and resource expansion within the Wild Horse Extension area ahead of mid-year reserve calculations. In addition, drilling continues to test deeper high-grade vein system targets.
5.
Greenfields exploration focused on two project areas in Alaska. AngloGold's land position was significantly expanded this quarter in three areas within the Tintina Gold Belt. Regional targeting work has defined a number of priority areas for further evaluation in 2004.
6.
Final exploration plans for the West End (Red Lake, Ontario, Canada) project hinge on the results from a geochemical survey.
7.
In Brazil at Cachorro Bravo, Corrego do Sitio, drilling has confirmed mineralisation to a down-plunge length of approximately 1,200m. The strike length of the "200" mineralised horizon has been exposed for 173m in a northerly direction within the exploration ramp. Grades and widths were similar to those reported in the last quarter. Development towards the south from the exploration ramp on the 200 horizon has to date exposed only patchy, sub-grade mineralisation.
8.
At Crixas, a further seven holes drilled at Forquilha Sul have confirmed continuity of the mineralisation over a down-plunge length of 550m, with apparent continuity between Forquilha Sul and Corpo IV. The mineralisation remains open at depth.
9
Metallurgical testing of mineralised drillcore from La Rescatada is nearing completion and work continues on other greenfields targets in Peru.
10.
At Cerro Vanguardia in Argentina, encouraging gold-values continued to be returned by diamond and RC drilling at the Loma North, Mangas South Extension and Paula Centro veins. Additional targets have been identified by detailed surface mapping and ground magnetics.
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Farabakouta NE
SADIOLA
Satellite oxides
Faraba-kouta N2
FN3
FE2
Sadiola Pit
TS1
FE3 Pit
FE3 Southern Ext
FE4 Pit
Current exploration
Mineral Resource
Sekokoto
0 4 km
Alaska
5 Tintina Gold Belt
Canada
6 West End Project
4 Cripple Creek & Victor
Wildhorse Ext
U.S.A.
1
Mongolia
China
Mali
Yatela
2 Morila
S Mali
Kola, Banzana
3 Geita
Nyankanga West
Geita Hill "Gap"
Tanzania
Peru
Brazil
9 La Rescatada
8
CRIXAS, SERRA GRANDE
Crixas
Mina Nova orebody
Forquilha Sul orebody
Forquilha orebody
Mina III orebody
Corpo IV orebody
Serra Grande Mine
500m
Corpo V orebody
Corpo Sul
Navachab
Namibia
14 Goedgenoeg
Moab Khotsong
South Africa
7 Morro Velho
Corrego do Sitio - Cachorro Bravo
Argentina
10 Cerro Vanguardia
Loma North
Mangas South Ext
Paulo Centro
12 Boddington
Australia
11
Tropicana 13
SCHEMATIC DIAGRAM OF PLANNED UNDERGROUND DEVELOPMENT AT SUNRISE DAM
N
S
0m
Development to date
Sunrise Dam Pit
Western Shear Zone
Cleo Upper Shear
Sunrise Shear
Daniel Decline
Astro
Sunrise Shear
Western Shear Decline
Northern Exploration Decline
Hammerhead
Northern Deeps
Middle Deeps
Cosmo
Dolly
Southern Exploration Decline
Carey Shear
-1200m
0 400m
Mines
Greenfields exploration areas
Brownfields exploration areas
ANGLOGOLD ASHANTI

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11.
In Australia, drilling at Sunrise Dam focused on underground targets that are accessible from the newly named "Daniel" decline. These include the Sunrise Shear Zone, Middle Deeps, Astro and Dolly lodes.
Brownfields exploration close to Sunrise Dam concentrated on defining near- surface oxide resources to the north of the pit, as well as extending primary mineralisation.
12.
At Boddington exploration drilling targeted several areas around the Boddington mine. Mineralisation was defined at Wattle Hollow Brook, with an approximate strike length of 500m.
13.
Greenfields exploration activities concentrated on the Tropicana East JV. RAB drilling was conducted over untested IP anomalies intersecting encouraging alteration zones associated with highly sheared intrusives.
14.
In South Africa, surface diamond drilling at Goedgenoeg, west of Tau Lekoa, is aimed at delineating additional Ventersdorp Contact Reef (VCR) resources. A long deflection is being drilled from one of the holes completed last quarter and a new hole has been collared. Both holes are scheduled to intersect the VCR in the second quarter. One surface diamond drill hole is in progress in the Moab Khotsong area, testing the Vaal Reef within the Lower Mine Block.
______________________________________
Note:
Unless otherwise stated, all intercepts are drilled widths.
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Review of the
gold market
The first quarter of 2004 saw the gold market sustain the price rises of the last three years, and the spot price reach its highest point in almost 16 years at $430.50/oz.
The average spot price for the period was $408/oz, 4% higher than the average for the previous quarter. The gold price maintained its strength in spite of the US dollar strengthening during the quarter from its record low of $1.2930/euro to a high of $1.2050/euro. In the 12 quarters since the beginning of 2001, the US dollar spot price of gold has risen every quarter except one (the second quarter of 2003), and the upward trend in the price remained intact at the end of the quarter. The gold price closed the quarter at $425/oz or $9/oz up on the close of the previous quarter.
Since the end of the quarter, however, encouraging US economic data, a stronger US dollar, and a correction in the record long gold position on the New York Comex saw the gold price fall sharply, and the metal now trades in a range between $390/oz and $400/oz.
See Graph A "Average quarterly US$ Gold Price: 2001 - Today".
GOLD PRICE DRIVERS
The quarter saw the gold price disconnect to a large degree from moves in the US dollar, and strengthened in the face of a stronger dollar against the euro. Most forecasters continue to look for the dollar to weaken again to as low as $1.30 - $1.40 against the euro by the end of the year; however, much of this quarter saw the dollar strengthen relative to the euro. With less official intervention, the yen was allowed to appreciate, and this may have provided the pricing references for some of the gold price movement during the quarter.
Once again, trading in gold on the New York Comex was the prime price mover for the metal. A major sell-off of long positions on Comex in mid- quarter pulled the gold price down to its low of $388/oz but provided the opportunity for renewed buying late in the quarter as circumstances changed. This renewed buying took the net long position on Comex to a new high of 20.8Moz or almost 650t of gold, and lifted the spot gold price briefly back over $430/oz.
Following the end of the quarter, a correction in this record long open position on Comex has taken net long interest back down to some 17Moz and with it, the gold price back down below $400/oz.
See Graph B "COTR (Gold): Futures and
Options".
For the first time since the start of the war in Iraq last year, renewed buying was triggered mainly by political rather than economic events, particularly the major terrorist attack in Madrid, the Israeli assassination of the Hamas leader, Sheik Ahmad Yassin, and escalating violence and tension in Iraq.
Looking ahead, whilst elements of the global economic outlook are favourable for a higher gold price, weak fundamentals in the physical market remain a cause of concern.
PHYSICAL DEMAND
The physical market for gold remains vulnerable, with sustained levels of supply - mine production, scrap and central bank sales - but poor physical demand. Jewellery offtake remains depressed, and de-hedging by gold producers is likely to continue at a quieter pace than it did during 2002 and the first half of 2003. This leaves the oversupply of gold to be absorbed by incremental investment demand for the metal.
Whilst firmer gold prices affected gold offtake in India for much of the quarter, a weaker spot price and stronger rupee at the end of the period brought some optimism to this important market, in time for the final two months of the Indian wedding season, when gold offtake potential is most favourable.
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OFFICIAL SECTOR
European central banks announced early in March the renewal of the 1999 Washington Agreement governing gold sales by those banks for a further five years with effect from September 2004. The renewed agreement provides for annual sales of up to 500t for a maximum aggregate sale of 2,500t of gold over five years.
By comparison with the original agreement in 1999, where the agreed sales volume of 2,000t was fully subscribed early on in the agreement, this renewal has only one substantial sale of 600t by the German Bundesbank proposed within its terms. The Swiss National Bank will sell the remaining 130t under the first agreement, and plans no gold sales beyond this. The Bank of England has indicated that it has no plans to sell gold. It is likely that the central banks of Holland, Portugal and Austria will also sell gold holdings under this agreement. However, without some decision by the two major European holders of gold reserves, France (3,025t) and Italy (2,452t) to change existing policies, and sell some of these reserves, it is not clear whether the signatories will in fact sell as much as the ceiling of 2,500t proposed by the agreement.
The agreement reaffirmed that the signatories believe that "gold remains an important element of global monetary reserves", and repeated their acceptance of a cap on all gold leasing and derivatives activities at the levels that existed amongst the signatories at September 1999.
The signatories between them hold some 13,400t of gold, or 41% of all official reserves. If it is assumed that the agreement will receive the same support from the USA, Japan, the IMF and the BIS that the first agreement received, the official gold holdings affected by the terms of the renewal agreement will be slightly more than 80% of all official gold reserves. The renewal will, in effect, cover all major official holders of gold, and will ensure a continuation of orderly behaviour by the official sector in the gold market that has been so beneficial to this market since 2000.
In previous quarters, we reported signals of possible interest in gold purchases by central banks, particularly in Russia and Japan. During the past quarter, the Japanese Ministry of Finance specifically rejected the possibility of larger gold holdings in the official reserves of Japan. The Chairman of the Russian Central Bank, however, repeated Russia's interest in increasing its gold and currency reserve holdings.
CURRENCIES
Currency markets continue to be active, although the focus has moved from the euro to the yen. The quarter saw the dollar pull back from progressive weakening against the euro, strengthening by some 7% from mid-February, and consolidating around $1.20/euro. A number of factors assisted the dollar, including continuing economic growth in the US, unexpectedly positive US payroll data late in the quarter, and the beginning of some expectation of higher US interest rates. In contrast to the euro market, the reduction in official intervention in the yen market saw the Japanese currency move up from its low point of Y112 against the dollar this quarter, to reach a high of Y103.5 to the dollar. It remains to be seen whether Japanese monetary authorities will be prepared to see a progressive strengthening of their currency against the dollar as happened with the euro, or whether they will resume buying of dollars to keep the yen relatively weak for trade reasons.
The rand has regained all of the strength it appeared to lose late last year, and touched a high of R6.18 to the dollar during this quarter. The stronger dollar has brought no relief, and the local currency has not weakened proportionately to the dollar. South African interest rates remained unchanged and any weakening in the rand must probably wait until the interest rate differential between South Africa and the USA becomes less favourable to South Africa.
See Graph C "Euro/US$ Exchange Rate: 2004 - Today".
HEDGING
As at 31 March 2004, the net delta hedge position of the company was 8.16Moz, or 253.9t at a spot price of $425/oz. The marked-to-market value of this position as at 31 March 2004 was negative $651.9m, little changed from the marked-to- market value of the hedge at 31 December 2003. The relatively small reduction in the level of hedging compared with the level at 31 December 2003 is a result of a higher delta volume, consequent on a higher spot price of gold at this quarter-end ($425/oz compared with $415.75/oz at 31 December 2003). The company continues to manage its hedge positions actively, and to reduce overall levels of forward pricing on gold
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US$/oz
430
410
390
370
350
330
310
290
270
250
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04

Mozs
25
20
15
10
5
0
-5
-10
02-Jan-01
29-May-01
17-Jul-01
04-Sep-01
23-Oct-01
11-Dec-01
29-Jan-02
19-Mar-02
07-May-02
25-Jun-02
13-Aug-02
01-Oct-02
19-Nov-02
07-Jan-03
25-Feb-03
15-Apr-03
03-Jun-03
22-Jul-03
09-Sep-03
28-Oct-03
16-Dec-03
03-Feb-04
23-Mar-04

Euro/US$
1.4
1.3
1.2
1.1
1
0.9
0.8
08-Jan-02
08-Feb-02
08-Mar-02
08-Apr-02
08-May-02
08-Jun-02
08-Jul-02
08-Aug-02
08-Sep-02
08-Oct-02
08-Nov-02
08-Dec-02
08-Jan-03
08-Feb-03
08-Mar-03
08-Apr-03
08-May-03
08-Jun-03
08-Jul-03
08-Aug-03
08-Sep-03
08-Oct-03
08-Nov-03
08-Dec-03
08-Jan-04
08-Feb-04
08-Mar-04
08-Apr-04

GRAPH A
GRAPH B
GRAPH C
Average Quarterly US$ Gold Price: 2001 -Today
COTR (Gold): Futures & Options
2001 - Today
Euro/US$ Exchange Rate: 2002 - Today
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Hedge position
As at 31 March 2004, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.16Moz or 253.9t (at 31 December 2003: 8.59Moz or 267.1t).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $651.9m (negative R4.1bn) as at 31 March 2004 (as at 31 December 2003: negative $663.7m, or R4.4bn). These values were based on a gold price of $425/oz, exchange rates of R/$6.28 and A$/$0.76 and the prevailing market interest rates and volatilities at that date.
As at 28 April 2004, the marked-to-market value of the hedge book was a negative $533m (negative R3.55bn), based on a gold price of $397/oz and exchange rates of R/$6.67 and A$/$0.7310 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
17,470
26,576
19,862
18,974
15,801
10,078
108,761
$ per oz
$313
$324
$333
$337
$352
$360
$333
Put options purchased
Amount (kg)
3,396
2,624
4,918
728
11,666
$ per oz
$362
$363
$363
$292
$358
*Delta (kg)
372
532
945
31
1,880
Put options sold
Amount (kg)
14,152
2,799
4,354
21,305
$ per oz
$359
$345
$339
$353
*Delta (kg)
785
292
523
1,600
Call options purchased
Amount (kg)
14,838
14,838
$ per oz
$356
$356
*Delta (kg)
14,742
14,742
Call options sold
Amount (kg)
12,547
18,227
16,547
14,308
14,183
40,061
115,873
$ per oz
$386
$338
$346
$336
$347
$369
$356
*Delta (kg)
9,827
16,090
14,061
12,651
12,253
33,195
98,077
RAND GOLD
Forward contracts
Amount (kg)
5,316
5,874
4,500
2,830
2,799
933
22,252
Rand per kg
R71,698
R126,919
R96,436
R118,197
R120,662
R116,335
R105,222
Put options purchased
Amount (kg)
933
2,808
2,808
6,549
Rand per kg
R99,346
R95,511
R95,511
R96,057
*Delta (kg)
915
1,142
848
2,905
Put options sold
Amount (kg)
6,065
1,400
1,400
8,865
Rand per kg
R86,198
R88,414
R88,414
R86,898
*Delta (kg)
2,410
442
333
3,185
Call options purchased
Amount (kg)
933
933
Rand per kg
R74,268
74,268
*Delta (kg)
933
933
Call options sold
Amount (kg)
5,842
5,620
5,621
1,493
2,986
8,958
30,520
Rand per kg
R110,096
R130,321
R131,389
R173,119
R187,586
R216,522
R159,643
*Delta (kg)
866
1,446
1,937
231
496
2,032
7,008
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Year
2004
2005
2006
2007
2008
2009-2013
Total
A DOLLAR GOLD
Forward contracts
Amount (kg) 8,215 5,443 9,331 8,398 3,110 10,233 44,730
A$ per oz A$491 A$682 A$663 A$635 A$649 A$651 A$625
Put options purchased
Amount (kg) A$ per oz *Delta (kg)
Put options sold Amount (kg) 933 933
A$ per oz A$540 A$540
*Delta (kg) 88 88
Call options purchased Amount (kg) 1,400 3,110 6,221 3,732 3,110 8,087 25,660
A$ per oz A$473 A$724 A$673 A$668 A$680 A$710 A$680
*Delta (kg) 1,400 480 2,655 1,844 1,716 4,680 12,775
Call options sold Amount (kg) 1,866 1,866
A$ per oz A$543 A$543
*Delta (kg) 1,590 1,590
Delta (kg) 24,214 55,889 47,973 41,272 32,743 51,791 253,882
Total net gold:
Delta (oz) 778,495 1,796,866 1,542,376 1,326,914 1,052,719 1,665,107 8,162,478
The following table indicates the group's currency hedge position at 31 March 2004
Year
2004
2005
2006
2007
2008
2009-2013
Total
RAND DOLLAR (000)
Forward contracts
Amount ($) Rand per $
Put options purchased Amount ($) 10,000 10,000
Rand per $ R7.30 R7.30
*Delta ($) 10,000 10,000
Put options sold Amount ($) 10,000 10,000
Rand per $ R6.75 R6.75
*Delta ($) 9,964 9,964
Call options purchased
Amount ($) Rand per $ *Delta ($)
Call options sold Amount ($) 55,000 55,000
Rand per $ R6.98 R6.98
*Delta ($) 2,722 2,722
A DOLLAR (000)
Forward contracts
Amount ($) 50,237 50,237
$ per A$ $0.58 $0.58
Put options purchased Amount ($) 10,000 10,000
$ per A$ $0.63 $0.63
*Delta ($) 9,946 9,946
Put options sold Amount ($) 10,000 10,000
$ per A$ $0.68 $0.68
*Delta ($) 9,138 9,138
Call options purchased
Amount ($) $ per A$ *Delta ($)
Call options sold Amount ($) 20,000 20,000
$ per A$ $0.60 $0.60
*Delta ($) 8 8
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2004
.
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Financial
Statements
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GROUP OPERATING RESULTS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
2,806
3,097
3,299
13,047
3,094
3,414
3,636
14,382
Yield
- g / t
/ - oz / t
8.11
8.24
7.87
8.03
0.237
0.240
0.229
0.234
Gold produced
- kg
/ - oz (000)
22,770
25,527
25,949
104,741
732
820
834
3,367
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
9,134
9,044
9,717
36,822
10,068
9,969
10,711
40,589
Yield
- g / t
/ - oz / t
0.30
0.27
0.28
0.27
0.009
0.008
0.008
0.008
Gold produced
- kg
/ - oz (000)
2,736
2,474
2,757
9,958
88
80
89
320
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
27,054
30,033
25,099
125,529
29,822
33,105
27,667
138,372
Treated
- 000 tonnes / - 000 tons
2,930
3,097
3,514
13,967
3,230
3,414
3,874
15,396
Stripping ratio
- t (mined total - mined ore) / t mined ore
9.09
8.04
7.77
8.95
9.09
8.04
7.77
8.95
Yield
- g / t
/ - oz / t
3.39
3.91
3.48
3.43
0.099
0.114
0.101
0.100
Gold in ore
- kg
/ - oz (000)
5,848
7,564
6,868
27,105
188
243
221
871
Gold produced
- kg
/ - oz (000)
9,938
12,104
12,219
47,893
319
389
393
1,540
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
17,611
17,961
12,978
59,507
19,412
19,798
14,305
65,595
Placed
1
- 000 tonnes / - 000 tons
4,710
4,944
3,935
18,265
5,192
5,450
4,338
20,133
Stripping ratio
- t (mined total - mined ore) / t mined ore
2.51
2.93
2.75
2.59
2.51
2.93
2.75
2.59
Yield
2
- g / t
/ - oz / t
0.84
0.76
0.94
0.81
0.03
0.02
0.03
0.02
Gold placed
3
- kg
/ - oz (000)
3,970
3,755
3,710
14,782
128
121
119
475
Gold produced
- kg
/ - oz (000)
2,972
3,105
2,680
12,076
96
100
86
389
TOTAL
Gold produced
- kg
/ - oz (000)
38,416
43,210
43,605
174,668
1,235
1,389
1,402
5,616
Gold sold
- kg
/ - oz (000)
38,533
43,203
43,526
174,587
1,239
1,389
1,399
5,613
Price received
- R / kg
/ - $ / oz
- sold
87,837
84,705
91,962
87,826
405
392
344
363
Total cash costs
4
- R / kg
/ - $ / oz
- produced
56,297
50,988
52,741
52,336
259
236
197
217
Total production costs
4
- R / kg
/ - $ / oz
- produced
69,068
63,477
64,535
63,905
318
293
241
265
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
356
230
230
236
11.44
8.22
8.01
8.33
Actual
- g
/ - oz
344
227
223
228
11.05
7.29
7.86
7.34
CAPITAL EXPENDITUE
4
- Rm
- $m
567
1,181
635
3,286
84
166
76
435
1
Tonnes (Tons) placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure
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GROUP INCOME STATEMENT
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2004
2003
2003
2003
SA Rand million
Notes
Unaudited
Unaudited
Unaudited
Audited
Gold income
3,298
3,685 3,938 15,264
Cost of sales
2
(2,581)
(2,821) (2,885) (11,458)
717
864 1,053 3,806
Non-hedge derivatives
(1)
196 155 861
Operating profit
716
1,060 1,208 4,667
Corporate administration and other expenses
(76)
(60) (85) (273)
Market development costs
(26)
(46) (40) (139)
Exploration costs
(59)
(68) (75) (283)
Interest receivable
83
94 71 285
Other net (expense) income
(9)
7 (31) (123)
Finance costs
(145)
(145) (69) (362)
Fair value (losses) gains on interest rate swaps
(18)
32 - 38
Abnormal items
-
(122) - (122)
Profit before exceptional items
466
752 979 3,688
Amortisation of goodwill
(52)
(52) (58) (221)
Impairment of mining assets
-
20 - (327)
Profit on disposal of assets and subsidiaries
20
19 - 75
Profit on disposal of investments
-
51 - 331
Profit on ordinary activities before taxation
434
790 921 3,546
Taxation 3
(149)
(142) (338) (1,080)
Profit on ordinary activities after taxation
285
648 583 2,466
Minority interest
(37)
(32) (36) (130)
Minority interest in abnormal items
-
(5) - (5)
Net profit
248
611 547 2,331
Operating profit
716
1,060 1,208 4,667
Unrealised non-hedge derivatives
168
(134) 8 (438)
Adjusted operating profit
884
926 1,216 4,229
Headline earnings
Net profit
248
611 547 2,331
Amortisation of goodwill
52
52 58 221
Impairment of mining assets
-
(20) - 327
Profit on disposal of assets and subsidiaries
(20)
(19) - (75)
Profit on disposal of investments
-
(51) - (331)
Current and deferred taxation on exceptional items 3
6
12 - (94)
Headline earnings
286
585 605 2,379
Unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps
186
(166) 8 (476)
3
(72)
87 1 230
400
506 614 2,133
Earnings per ordinary share (cents) - Basic
111
274 246 1,046
- Diluted
111
273 246 1,042
- Headline
128
263 272 1,068
- Adjusted headline
179
227 276 957
Dividends - Rm
1,584
- cents per share 710
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Adjusted headline earnings
Adjusted operating profit
The operating profit has been adjusted by the following to arrive at adjusted operating profit:
The net profit has been adjusted by the following to arrive at headline earnings:
Deferred tax on unrealised non-hedge derivatives and fair value (losses) gains on interest rate swaps
18
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GROUP INCOME STATEMENT
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2004
2003
2003
2003
US Dollar million
Notes
Unaudited
Unaudited
Unaudited
Audited
Gold income
488
547 472 2,029
Cost of sales
2
(381)
(419) (346) (1,526)
107
128 126 503
Non-hedge derivatives
1
31 19 119
Operating profit
108
159 145 622
Corporate administration and other expenses
(11)
(9) (10) (36)
Market development costs
(4)
(7) (5) (19)
Exploration costs
(9)
(10) (9) (38)
Interest receivable
12
14 8 38
Other net (expense) income
(2)
1 (3) (15)
Finance costs
(21)
(21) (8) (49)
Fair value (losses) gains on interest rate swaps
(3)
5 - 6
Abnormal items
-
(19) - (19)
Profit before exceptional items
70
113 118 490
Amortisation of goodwill
(8)
(8) (7) (29)
Impairment of mining assets
-
2 - (44)
Profit on disposal of assets and subsidiaries
4
3 - 10
Profit on disposal of investments
-
8 - 45
Profit on ordinary activities before taxation
66
118 111 472
Taxation 3
(22)
(20) (41) (142)
Profit on ordinary activities after taxation
44
98 70 330
Minority interest
(6)
(4) (4) (17)
Minority interest in abnormal items
-
(1) - (1)
Net profit
38
93 66 312
Operating profit
108
159 145 622
Unrealised non-hedge derivatives
24
(22) 1 (63)
Adjusted operating profit
132
137 146 559
Headline earnings
Net profit
38
93 66 312
Amortisation of goodwill
8
8 7 29
Impairment of mining assets
-
(2) - 44
Profit on disposal of assets and subsidiaries
(4)
(3) - (10)
Profit on disposal of investments
-
(8) - (45)
Current and deferred taxation on exceptional items 3
2
1 - (12)
Headline earnings
44
89 73 318
Unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps
27
(27) 1 (69)
3
(11)
13 - 33
60
75 74 282
Earnings per ordinary share (cents)
- Basic
17
42 30 140
- Diluted
17
42 30 139
- Headline
20
40 33 143
- Adjusted headline
27
34 33 127
Dividends ~
 - $m
224
- cents per share 101
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
~ Dividends are translated at actual rates on date of payment.
Adjusted headline earnings
Adjusted operating profit
The operating profit has been adjusted by the following to arrive at adjusted operating profit:
Deferred tax on unrealised non-hedge derivatives and fair value (losses) gains on interest rate swaps
The net profit has been adjusted by the following to arrive at headline earnings:
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GROUP BALANCE SHEET
As at
As at
As at
March
December
March
2004
2003
2003
SA Rand million
Unaudited
Audited
Unaudited
ASSETS
Non-current assets
Mining assets
18,082
18,427 18,902
Goodwill
2,545
2,749 3,023
Investments in associates
47
47 156
Other investments
99
62 182
AngloGold Environmental Rehabilitation Trust
360
352 286
Other non-current assets
615
667 469
Derivatives
696
630 596
22,444
22,934 23,614
Current assets
Inventories
1,853
2,050 1,818
Trade and other receivables
1,542
1,461 2,107
Cash and cash equivalents
5,868
3,367 2,686
Current portion of other non-current assets
103
59 3
Derivatives
2,062
2,515 2,162
11,428
9,452 8,776
TOTAL ASSETS
33,872
32,386 32,390
EQUITY AND LIABILITIES
Equity
11,089
11,206 12,042
Non-current liabilities
Borrowings
7,977
5,383 6,643
Provisions
1,808
1,832 1,977
Deferred taxation
4,091
3,986 3,767
Derivatives
2,086
2,194 1,398
15,962
13,395 13,785
Current liabilities
Current portion of borrowings
2,151
2,340 616
Trade and other payables
1,971
2,339 2,205
Taxation
141
164 1,270
Derivatives
2,558
2,942 2,472
6,821
7,785 6,563
TOTAL EQUITY AND LIABILITIES
33,872
32,386 32,390
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
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GROUP BALANCE SHEET
As at
As at
As at
March
December
March
2004
2003
2003
US Dollar million
Unaudited
Audited
Unaudited
ASSETS
Non-current assets
Mining assets
2,877
2,764 2,394
Goodwill
405
412 383
Investments in associates
7
7 20
Other investments
16
9 23
AngloGold Environmental Rehabilitation Trust
57
53 36
Other non-current assets
98
101 59
Derivatives
111
94 75
3,571
3,440 2,990
Current assets
Inventories
295
307 230
Trade and other receivables
245
219 267
Cash and cash equivalents
934
505 340
Current portion of other non-current assets
16
9 -
Derivatives
328
377 274
1,818
1,417 1,111
TOTAL ASSETS
5,389
4,857 4,101
EQUITY AND LIABILITIES
Equity
1,765
1,681 1,525
Non-current liabilities
Borrowings
1,269
807 841
Provisions
288
275 250
Deferred taxation
651
598 477
Derivatives
332
329 177
2,540
2,009 1,745
Current liabilities
Current portion of borrowings
342
351 78
Trade and other payables
313
350 279
Taxation
22
25 161
Derivatives
407
441 313
1,084
1,167 831
TOTAL EQUITY AND LIABILITIES
5,389
4,857 4,101
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
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GROUP CASH FLOW STATEMENT
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2004
2003
2003
2003
SA Rand million
Unaudited
Unaudited
Unaudited
Audited
Cash flows from operating activities Cash generated from operations
549
901 1,477 4,527
Interest received
72
84 62 245
Environmental and other expenditure
(17)
(108) (50) (232)
Dividends received from associates
-
- 9 9
Finance costs
(175)
(80) (86) (291)
Recoupment tax received: Free State assets
-
- - 681
Recoupment tax paid: Free State assets
-
- - (681)
Taxation paid
(105)
(101) (81) (780)
Net cash inflow from operating activities
324
696 1,331 3,478
Cash flows from investing activities Capital expenditure
(567)
(1,057) (488) (2,744)
Proceeds from disposal of mining assets
26
19 - 38
Investments acquired
-
(5) - (8)
Proceeds from disposal of investments
-
72 - 423
Disposal of subsidiary
-
- - 8
Loans advanced
(1)
(122) (2) (133)
Repayment of loans advanced
3
7 - 29
Net cash outflow from investing activities
(539)
(1,086) (490) (2,387)
Cash flows from financing activities
Proceeds from issue of share capital
11
22 17 63
Share issue expenses
-
- (1) (2)
Proceeds from borrowings
6,737
347 73 2,678
Repayment of borrowings
(3,192)
(460) (108) (1,241)
Dividends paid
(758)
(35) (1,522) (2,476)
Net cash inflow (outflow) from financing activities
2,798
(126) (1,541) (978)
Net increase (decrease) in cash and cash equivalents
2,583
(516) (700) 113
Cash in the subsidiary acquired
-
58 - 58
Translation
(82)
60 (158) (348)
Opening cash and cash equivalents
3,367
3,765 3,544 3,544
Closing cash and cash equivalents
5,868
3,367 2,686 3,367
Cash generated from operations
Profit on ordinary activities before taxation
434
790 921 3,546
Adjusted for:
Non-cash movements
(38)
(63) (58) (252)
Movement on non-hedge derivatives
189
(98) 11 (449)
Amortisation of mining assets
446
455 449 1,739
Interest receivable
(83)
(94) (71) (285)
Other net income (expense)
(14)
(1) 44 86
Finance costs
145
145 69 362
Abnormal items
-
122 - 122
Amortisation of goodwill
52
52 58 221
Impairment of mining assets
-
(20) - 327
Profit on disposal of investments
-
(51) - (331)
Profit on disposal of assets and subsidiaries
-
(19) - (75)
Movement in working capital
(582)
(317) 54 (484)
549
901 1,477 4,527
Movement in working capital
Decrease (increase) in inventories
196
(219) 30 (165)
(Increase) decrease in trade and other receivables
(57)
(135) 84 57
(Decrease) increase in trade and other payables
(721)
37 (60) (376)
(582)
(317) 54 (484)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
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GROUP CASH FLOW STATEMENT
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2004
2003
2003
2003
US Dollar million
Unaudited
Unaudited
Unaudited
Audited
Cash flows from operating activities Cash generated from operations
120
136 181 592
Interest received
11
13 7 33
Environmental and other expenditure
(3)
(15) (6) (31)
Dividends received from associates
-
- 1 1
Finance costs
(26)
(13) (10) (40)
Recoupment tax received: Free State assets
-
- - 91
Recoupment tax paid: Free State assets
-
- - (91)
Taxation paid
(15)
(20) (10) (102)
Net cash inflow from operating activities
87
101 163 453
Cash flows from investing activities Capital expenditure
(84)
(148) (59) (363)
Proceeds from disposal of mining assets
4
3 - 6
Investments acquired
-
(1) - (1)
Proceeds from disposal of investments
-
11 - 56
Disposal of subsidiary
-
- - 1
Loans advanced
-
(16) - (19)
Repayment of loans advanced
-
1 - 4
Net cash outflow from investing activities
(80)
(150) (59) (316)
Cash flows from financing activities Proceeds from issue of share capital
2
4 2 10
Share issue expenses
-
- - -
Proceeds from borrowings
997
48 9 362
Repayment of borrowings
(472)
(65) (13) (165)
Dividends paid
(113)
(5) (185) (314)
Net cash inflow (outflow) from financing activities
414
(18) (187) (107)
Net increase (decrease) in cash and cash equivalents
421
(67) (83) 30
Cash in the subsidiary acquired
-
9 - 9
Translation
8
21 10 53
Opening cash and cash equivalents
505
542 413 413
Closing cash and cash equivalents
934
505 340 505
Cash generated from operations
Profit on ordinary activities before taxation
66
118 111 472
Adjusted for:
Non-cash movements
(6)
(9) (7) (34)
Movement on non-hedge derivatives
27
(17) 1 (65)
Amortisation of mining assets
66
68 54 232
Interest receivable
(12)
(14) (8) (38)
Other net income (expense)
(2)
- 5 10
Finance costs
21
21 8 49
Abnormal items
-
19 - 19
Amortisation of goodwill
8
8 7 29
Impairment of mining assets
-
(2) - 44
Profit on disposal of investments
-
(8) - (45)
Profit on disposal of assets and subsidiaries
-
(3) - (10)
Movement in working capital
(48)
(45) 10 (71)
120
136 181 592
Movement in working capital
Decrease (increase) in inventories
13
(44) (15) (87)
(Increase) decrease in trade and other receivables
(23)
(28) (11) (53)
(Decrease) increase in trade and other payables
(38)
27 36 69
(48)
(45) 10 (71)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
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STATEMENT OF CHANGES IN EQUITY
Ordinary
Equity
Other
share
portion of
Non -
Foreign
compre-
capital and
convertible
distri-
currency
hensive
Retained
Minority
Total
premium
bond
reserves
translation
income
earnings
Total
interest
equity
SA Rand million
Balance at December 2002
9,607 - 138 360 (1,583) 3,853 12,375 347 12,722
Movements on other comprehensive income
629 629 629
Net profit
547 547 36 583
Dividends paid
(1,500) (1,500) (21) (1,521)
Ordinary shares issued 16 16 16
Translation
- (435) 84 1 (350) (37) (387)
Balance at March 2003
9,623
-
138
(75)
(870)
2,901
11,717
325
12,042
Balance at December 2003
9,668 - 138 (755) (2,047) 3,848 10,852 354 11,206
Movements on other comprehensive income
170 170 170
Net profit 248 248 37 285
Dividends paid
(748) (748) (10) (758)
Ordinary shares issued
14 14 14
Issue of convertible bond 543 543 543
Translation
- (438) 85 - (353) (18) (371)
Balance at March 2004
9,682
543
138
(1,193)
(1,792)
3,348
10,726
363
11,089
US Dollar million
Balance at December 2002
1,120 - 16 43 (185) 449 1,443 40 1,483
Movements on other comprehensive income
83 - 83 83
Net profit 66 66 4 70
Dividends paid (183) (183) (3) (185)
Ordinary shares issued
2 2 2
Translation 97 1 (53) (8) 35 73 (1) 72
Balance at March 2003
1,219
-
17
(10)
(110)
367
1,484
41
1,525
Balance at December 2003
1,450 - 21 (113) (307) 577 1,628 53 1,681
Movements on other comprehensive income
29 29 29
Net profit
38 38 6 44
Dividends paid
(111) (111) (2) (113)
Ordinary shares issued 2 2 2
Issue of convertible bond
82 82 82
Translation
89 1 (74) (7) 30 39 - 39
Balance at March 2004
1,541
82
22
(187)
(285)
534
1,707
58
1,765
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Attributable equity holders of the group
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NOTES
for the quarter ended 31 March 2004
1.
Basis of preparation
2
Cost of sales

Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Cash operating costs
2,095
2,271
2,378
9,473
310
337
286
1,260
Other cash costs
59
61
70
255
8
9
8
34
Total cash costs
2,154
2,332
2,448
9,728
318
346
294
1,294
Retrenchment costs
25
15
3
27
4
2
-
4
Rehabilitation and other non-cash costs
41
33
24
97
6
5
3
13
Production costs
2,220
2,380
2,475
9,852
328
353
297
1,311
Amortisation of mining assets
446
455
449
1,739
66
68
54
232
Total production costs
2,666
2,835
2,924
11,591
394
421
351
1,543
Inventory change
(85)
(14)
(39)
(133)
(13)
(2)
(5)
(17)
2,581
2,821
2,885
11,458
381
419
346
1,526
3.
Taxation
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Normal taxation
77
55
245
545
11
8
29
69
Deferred taxation
138
167
92
578
20
25
12
79
(72)
87
1
230
(11)
13
-
33
Taxation on abnormal item
-
(179)
-
(179)
-
(27)
-
(27)
Taxation on exceptional items
6
12
-
(94)
2
1
-
(12)
149
142
338
1,080
22
20
41
142
US Dollar million
The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.
The summarised group financial statements of AngloGold Limited have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practices (SA GAAP), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of interim financial information of the company for the quarter ended 31 March 2004. Accordingly, they do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) and SA GAAP and the South African Companies Act, 1973 for annual consolidated financial statements.
Deferred tax on unrealised non-hedge derivatives and fair value (losses) gains on interest rate swaps
SA Rand million
US Dollar million
SA Rand million
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4.
Capital commitments
March
December
March
March
December
March
2004
2003
2003
2004
2003
2003
SA Rand million
US Dollar million
931
650
927
148
98
117
5.
Shares
March
December
March
2004
2003
2003
Shares in issue
223,255,242
223,136,342
222,763,754
A redeemable preference shares
2,000,000
2,000,000
2,000,000
B redeemable preference shares
778,896
778,896
778,896
Weighted average number of ordinary shares for the period Basic ordinary shares
223,212,890
222,836,574
222,700,331
Diluted number of ordinary shares
224,180,742
223,717,575
222,700,331
6.
Exchange rates
March
December
March
2004
2003
2003
Rand/US Dollar average for the year
7.55
Rand/US Dollar average for the quarter
6.76
6.74
8.35
Rand/US Dollar closing
6.28
6.67
7.90
Rand/Australian Dollar average for the period
4.90
Rand/Australian Dollar for the quarter
5.17
4.82
4.95
Rand/Australian Dollar closing
4.79
5.02
4.78
7.
Attributable Interest
8.
Announcements: Since the previous quarterly report, AngloGold made the following announcements:
8.1 Announcements in respect of the proposed merger with Ashanti Goldfields Company Limited:
On 26 January 2004, AngloGold received confirmation from the United States Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable AngloGold to issue its shares in the scheme, without registration in the United States.
Although AngloGold holds a 66.7 % interest in Cripple Creek & Victor gold Mining company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by Anglogold North America Inc., is repaid.
Orders placed and outstanding on capital contracts at the prevailing rate of exchange:
During the quarter, 118,900
ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and the
Acacia Employee Option Plan. All the preference shares are held by a wholly-owned subsidiary company.
On 20 February 2004, it was announced that the Ghanaian Parliament had announced its approval of the Stability Agreement between the Government of Ghana and AngloGold.
On 3 March 2004, AngloGold announced that it had submitted Listings Particulars to the United Kingdom Listings Authority.
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8.2
9.
Dividends
10.
General
11.
By order of the board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
28 April 2004
On 8 April 2004, AngloGold announced that at the general meeting of shareholders, the special resolution approving the change of name of AngloGold to AngloGold Ashanti Limited was passed by the requisite majority of shareholders, while on the same day, Ashanti announced that its shareholders had voted overwhelmingly in favour of the scheme of arrangement for the merger at a shareholders' meeting held on 7 April 2004.
On 26 April 2004, AngloGold announced that on Friday, 23 April 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold will acquire the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited.
Other announcements:
On 20 January 2004, AngloGold announced that it had received a cash payment of A$3.75m and 25m fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$250,000 made on 24 November 2003, when the Heads of Agreement was signed by the companies.
On 10 February 2004, AngloGold announced its Mineral Resources and Ore Reserves as at 31 December 2003.
On 19 February 2004, AngloGold announced the launch an offering of $900m convertible bonds due 2009, subject to increase by up to $100m pursuant to an option, by its subsidiary, AngloGold Holdings plc. The bonds are guaranteed by AngloGold. This was followed by an announcement on 20 February 2004 which advised the pricing of the offering at 2.375%, while on 25 February 2004, AngloGold announced that the Managers had exercised the option to subscribe for additional bonds in a principal amount of $100m, increasing the offering to $1bn. The offer closed and was settled on 27 February 2004.
On 21 April 2004, AngloGold issued a trading statement and a cautionary announcement, in which it advised shareholders that it expected adjusted headline earnings for the three-month period ended 31 March 2004 to be materially below adjusted headline earnings for the three-month period ended 31 December 2003.
Final dividend No. 95 of 335 South African cents or 26.54 UK pence per share was paid to shareholders on 27 February 2004, while a dividend of 12.77 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. Each CDI represents one-fifth of an ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 8 March 2004 at a rate of 49.82 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
This report contains a summary of the results of AngloGoldis operations. A detailed report appears on the Internet and is obtainable in printed format from the investor relations contacts, whose details, along with the website address, appear at the end of this report.
The group financial statements of AngloGold for the quarter ended 31 March 2004, were authorised for issue in accordance with a resolution of the directors on 28 April 2004.
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SEGMENTAL REPORTING
for the quarter ended 31 March 2004
Quarter ended
Quarter ended
Quarter ended
Year ended
Quarter ended
Quarter ended
Quarter ended
Year ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million
US Dollar million
1. Gold income
South Africa
2,000
2,245
2,157
8,846
295
333
258
1,179
East and West Africa
533
618
664
2,535
79
92
80
338
North America
153
158
310
981
23
24
37
128
South America
365
413
482
1,715
54
61
58
227
Australia
247
251
325
1,187
37
37
39
157
3,298
3,685
3,938
15,264
488
547
472
2,029
2. Adjusted operating profit
1
South Africa
521
527
671
2,419
78
78
81
320
East and West Africa
163
186
261
881
24
28
31
116
North America
4
(1)
(13)
6
1
-
(2)
2
South America
135
146
242
712
20
21
29
93
Australia
61
68
55
211
9
10
7
28
884
926
1,216
4,229
132
137
146
559
3. Cash operating profit
2
South Africa
700
675
763
2,853
104
100
92
379
East and West Africa
242
293
362
1,279
36
44
44
170
North America
78
62
96
361
12
9
11
47
South America
209
235
341
1,080
31
35
41
142
Australia
101
116
103
395
15
17
12
53
1,330
1,381
1,665
5,968
198
205
200
791
4. Capital expenditure
3
South Africa
421
960
448
2,402
63
134
52
318
East and West Africa
27
42
48
200
4
6
6
26
North America
16
14
55
201
2
3
7
27
South America
59
94
55
324
9
13
7
43
Australia
44
71
29
159
6
10
4
21
567
1,181
635
3,286
84
166
76
435
1
Operating profit excluding unrealised non-hedge derivatives.
2
Adjusted operating profit plus amortisation of mining assets.
3
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
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SEGMENTAL REPORTING (continued)
As at
As at
As at
As at
As at
As at
March
December
March
March
December
March
2004
2003
2003
2004
2003
2003
Unaudited
Audited
Unaudited
Unaudited
Audited
Unaudited
SA Rand million
US Dollar million
5. Total assets
South Africa
18,532
16,260
13,676
2,949
2,439
1,732
East and West Africa
4,790
4,940
6,358
762
741
805
North America
2,592
2,796
3,444
412
419
436
South America
3,663
3,933
4,741
583
590
600
Australia
4,295
4,457
4,171
683
668
528
33,872
32,386
32,390
5,389
4,857
4,101
Quarter ended
Quarter ended
Quarter ended
Year ended
Quarter ended
Quarter ended
Quarter ended
Year ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
6. Gold production
South Africa
23,338
25,660
24,842
102,053
750
825
799
3,281
East and West Africa
6,707
7,720
7,397
30,509
216
248
238
981
North America
2,237
2,374
3,550
12,141
72
76
114
390
South America
3,431
4,421
4,258
16,540
110
142
137
532
Australia
2,703
3,035
3,558
13,425
87
98
114
432
38,416
43,210
43,605
174,668
1,235
1,389
1,402
5,616
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
kg
oz (000)
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
SA Rand / US Dollar
Capital expenditure
1
- Rm
Capital expenditure
1
- $m
SOUTH AFRICA REGION
416
934
442
2,361
62
130
53
313
Vaal River
Great Noligwa Mine
49
93
62
297
7
13
7
39
Kopanang Mine
46
67
59
226
7
10
7
30
Tau Lekoa Mine
33
38
24
113
5
5
3
15
Surface Operations
4
-
-
-
1
-
-
-
Moab Khotsong
115
142
114
503
17
20
14
67
West Wits
Mponeng Mine
89
128
105
483
13
19
13
64
Savuka Mine
14
44
28
151
2
6
3
20
TauTona Mine
66
422
50
588
10
57
6
78
EAST AND WEST AFRICA REGION
27
42
48
200
4
6
6
26
Geita - Attributable 50%
6
20
15
75
1
3
2
10
Morila - Attributable 40%
3
7
10
36
-
1
1
4
Navachab
4
1
4
17
1
-
1
2
Sadiola - Attributable 38%
8
11
8
29
1
2
1
4
Yatela - Attributable 40%
6
3
11
43
1
-
1
6
NORTH AMERICA REGION
16
14
55
201
2
3
7
27
Cripple Creek & Victor J.V.
16
14
47
181
2
3
6
24
Jerritt Canyon J.V. - Attributable 70%
-
-
8
18
-
-
1
3
Minorities and exploration
-
-
-
2
-
-
-
-
SOUTH AMERICA REGION
59
94
55
324
9
13
7
43
Cerro Vanguardia - Attributable 92.50%
14
17
7
72
2
2
1
10
Morro Velho
34
57
39
192
5
8
5
25
Serra Grande - Attributable 50%
5
9
3
25
1
1
-
3
Minorities and exploration
6
11
6
35
1
2
1
5
AUSTRALIA REGION
44
71
29
159
6
10
4
21
Sunrise Dam
39
67
25
148
6
9
3
20
Minorities and exploration
5
4
4
11
-
1
1
1
OTHER
5
26
6
41
1
4
(1)
5
ANGLOGOLD GROUP
567
1,181
635
3,286
84
166
76
435
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA REGION
1
23,338
25,660
24,842
102,053
Vaal River
Great Noligwa Mine
10.81
11.18
10.41
10.57
5,866
6,770
5,676
25,263
Kopanang Mine
8.03
7.42
6.79
7.07
3,750
3,867
3,874
15,449
Tau Lekoa Mine
3.65
4.04
4.70
4.24
2,095
2,492
2,530
10,010
Surface Operations
0.57
0.59
0.65
0.61
817
848
980
3,551
Ergo
0.25
0.21
0.22
0.20
1,919
1,597
1,777
6,313
West Wits
Mponeng Mine
8.47
8.85
9.10
8.96
3,234
3,696
3,789
15,517
Savuka Mine
5.94
5.71
5.72
5.81
1,099
1,304
1,492
5,825
TauTona Mine
12.17
12.21
11.10
12.09
4,558
5,086
4,724
20,106
Surface Operations
-
-
-
0.88
-
-
-
19
EAST AND WEST AFRICA REGION
6,707
7,720
7,397
30,509
Geita - Attributable 50%
4.02
5.26
2.83
3.60
2,895
3,635
1,976
10,280
Morila - Attributable 40%
4.19
4.41
8.93
7.56
1,332
1,487
2,966
9,878
Navachab
1.54
1.61
1.82
1.75
460
518
564
2,299
Sadiola - Attributable 38%
3.15
3.04
2.72
2.77
1,385
1,566
1,226
5,340
Yatela - Attributable 40%
2
3.58
2.22
2.80
2.84
635
514
665
2,712
NORTH AMERICA REGION
2,237
2,374
3,550
12,141
Cripple Creek & Victor J.V.
2
0.67
0.65
0.78
0.67
2,237
2,374
1,957
8,830
Jerritt Canyon J.V. - Attributable 70%
-
-
6.89
7.15
-
-
1,593
3,311
SOUTH AMERICA REGION
3,431
4,421
4,258
16,540
Cerro Vanguardia - Attributable 92.50%
5.81
7.25
8.56
7.15
1,097
1,814
1,873
6,501
Morro Velho
7.47
7.40
6.90
6.84
1,634
1,899
1,649
7,092
Serra Grande - Attributable 50%
7.65
7.80
7.90
7.88
700
708
736
2,947
AUSTRALIA REGION
2,703
3,035
3,558
13,425
Sunrise Dam
2.84
3.03
3.52
3.12
2,693
2,889
2,968
11,122
Union Reefs
-
7.71
0.91
1.12
10
146
590
2,303
ANGLOGOLD GROUP
38,416
43,210
43,605
174,668
Underground Operations
8.11
8.24
7.87
8.03
22,770
25,527
25,949
104,741
Surface and Dump Reclamation
0.30
0.27
0.28
0.27
2,736
2,474
2,757
9,958
Open-pit Operations
3.39
3.91
3.48
3.43
9,938
12,104
12,219
47,893
Heap leach Operations
2
0.84
0.76
0.94
0.81
2,972
3,105
2,680
12,076
38,416
43,210
43,605
174,668
1
Yield excludes surface operations. Attributable production at Moab Khotsong yielded 38 kilograms which will be capitalised against pre-production costs
2
The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA REGION
240
218
206
214
23,332
25,690
24,848
102,057
Vaal River
Great Noligwa Mine
256 242 203 224 5,864 6,775 5,679 25,266
Kopanang Mine 222 178 170 173 3,750 3,868 3,876 15,451
Tau Lekoa Mine 173 168 177 172 2,095 2,496 2,531 10,011
Surface Operations 793 593 669 640 817 850 980 3,553
Ergo
342 277 299 270 1,918 1,596 1,777 6,312
West Wits
Mponeng Mine
227 229 234 239 3,233 3,702 3,789 15,516
Savuka Mine 111 102 99 105 1,098 1,314 1,492 5,825
TauTona Mine 315 301 278 297 4,557 5,089 4,724 20,105
Surface Operations - - - - - - - 18
EAST AND WEST AFRICA REGION
1,308
1,401
1,503
1,443
6,602
7,877
7,453
30,531
Geita - Attributable 50% 1,333 1,727 1,076 1,278 2,895 3,635 1,976 10,280
Morila - Attributable 40% 1,822 2,007 4,337 3,469 1,287 1,530 2,903 9,878
Navachab 732 439 502 493 460 579 564 2,263
Sadiola - Attributable 38% 1,907 2,270 1,808 1,954 1,394 1,580 1,337 5,353
Yatela - Attributable 40% 730 646 1,112 949 566 553 673 2,757
NORTH AMERICA REGION
2,383
2,458
1,937
2,149
2,306
2,303
3,549
12,069
Cripple Creek & Victor J.V. 2,383 2,458 2,054 2,261 2,306 2,303 1,957 8,758
Jerritt Canyon J.V. - Attributable 70% - - 1,810 1,899 - - 1,592 3,311
SOUTH AMERICA REGION
600
731
682
672
3,587
4,335
4,286
16,533
Cerro Vanguardia - Attributable 92.50%
628 1,134 1,269 1,077 1,215 1,652 1,894 6,443
Morro Velho 521 523 413 461 1,645 1,922 1,689 7,151
Serra Grande - Attributable 50% 840 863 947 926 727 761 703 2,939
AUSTRALIA REGION
2,163
2,322
2,247
2,311
2,706
2,998
3,390
13,397
Sunrise Dam 2,526 2,895 3,185 2,937 2,695 2,862 2,785 11,084
Union Reefs 240 905 1,145 1,572 11 136 605 2,313
ANGLOGOLD GROUP
344
227
223
228
38,533
43,203
43,526
174,587
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
SA Rand / Metric
Total cash costs
1
- R/kg
Total production costs
1
- R/kg
SOUTH AFRICA REGION
61,681
55,971
55,190
55,695
71,399
64,731
61,735
62,857
Vaal River
Great Noligwa Mine
50,994
45,359
48,518
47,248
57,357
50,428
53,094
51,829
Kopanang Mine
59,808
55,759
54,623
55,174
66,579
62,434
60,278
61,068
Tau Lekoa Mine
79,795
67,477
60,630
64,296
92,080
87,609
66,140
73,537
Surface Operations
54,911
50,243
42,950
48,275
54,911
50,243
42,950
48,283
Ergo
80,908
79,185
76,814
84,455
88,681
81,384
84,257
90,242
West Wits
Mponeng Mine
68,287
61,614
51,316
55,288
80,825
72,759
61,935
66,021
Savuka Mine
98,153
109,090
99,382
100,458
122,819
129,603
107,884
112,814
TauTona Mine
48,283
40,559
44,312
42,047
60,523
49,016
51,642
49,836
Surface Operations
-
-
-
62,302
-
-
-
62,302
EAST AND WEST AFRICA REGION
44,406
40,364
42,146
41,320
57,043
55,808
56,356
55,291
Geita - Attributable 50%
41,193
29,493
58,063
44,248
51,075
38,544
68,758
53,779
Morila - Attributable 40%
34,345
39,099
22,415
26,086
54,949
62,447
39,170
43,298
Navachab
65,487
75,347
63,763
65,782
70,177
87,787
66,278
70,801
Sadiola - Attributable 38%
46,977
48,008
55,431
50,450
59,859
62,869
72,075
65,940
Yatela - Attributable 40%
59,557
69,379
54,197
56,633
73,064
111,731
72,761
80,033
NORTH AMERICA REGION
46,504
44,693
61,264
54,960
65,922
68,645
89,908
81,318
Cripple Creek & Victor J.V.
45,307
43,794
50,739
47,992
64,726
66,764
80,711
74,864
Jerritt Canyon J.V. - Attributable 70%
-
-
72,414
69,686
-
-
99,426
94,657
SOUTH AMERICA REGION
34,759
35,007
33,312
35,257
53,649
53,992
53,743
55,160
Cerro Vanguardia - Attributable 92.50%
42,188
29,971
32,131
34,630
73,323
57,735
58,057
63,100
Morro Velho
30,240
31,247
33,977
33,866
42,576
44,411
49,924
48,082
Serra Grande - Attributable 50%
28,127
28,362
24,914
26,241
38,096
38,570
40,426
39,323
AUSTRALIA REGION
62,707
51,494
63,260
59,172
78,287
67,964
78,651
73,996
Sunrise Dam
59,584
49,767
52,923
55,073
74,051
65,980
68,223
71,196
ANGLOGOLD GROUP
56,297
50,988
52,741
52,336
69,068
63,477
64,535
63,905
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
SA Rand
Cash operating profit - Rm
1
Adjusted operating profit - Rm
2
SOUTH AFRICA REGION
667
657
740
2,799
505
517
657
2,398
Vaal River
Great Noligwa Mine
233
252
224
974
211
230
209
903
Kopanang Mine
118
92
112
401
98
75
99
347
Tau Lekoa Mine
18
39
59
193
(3)
(6)
50
122
Surface Operations
29
34
47
152
29
34
47
152
Ergo
7
3
10
(17)
7
2
7
(21)
West Wits
Mponeng Mine
77
88
115
435
39
51
85
299
Savuka Mine
(16)
(59)
(21)
(146)
(30)
(59)
(24)
(156)
TauTona Mine
201
208
194
807
154
190
184
752
Surface Operations
-
-
-
-
-
-
-
-
EAST AND WEST AFRICA REGION
244
288
351
1,252
164
182
252
854
Geita - Attributable 50%
101
157
47
334
73
126
28
242
Morila - Attributable 40%
61
59
195
574
35
28
146
411
Navachab
10
8
33
61
8
6
32
55
Sadiola - Attributable 38%
58
56
52
201
41
34
33
122
Yatela - Attributable 40%
14
8
24
82
7
(12)
13
24
NORTH AMERICA REGION
81
68
100
379
7
4
(9)
24
Cripple Creek & Victor J.V.
81
68
82
338
7
4
13
60
Jerritt Canyon J.V. - Attributable 70%
-
-
18
41
-
-
(22)
(36)
SOUTH AMERICA REGION
173
211
291
915
110
135
207
605
Cerro Vanguardia - Attributable 92.50%
53
87
126
356
17
39
78
176
Morro Velho
82
86
112
380
62
66
87
289
Serra Grande - Attributable 50%
38
38
53
179
31
30
42
140
AUSTRALIA REGION
106
123
110
422
69
78
64
248
Sunrise Dam
109
123
114
389
72
78
70
217
Union Reefs
(3)
-
(4)
33
(3)
-
(6)
31
OTHER
59
34
73
201
29
10
45
100
ANGLOGOLD GROUP
1,330
1,381
1,665
5,968
884
926
1,216
4,229
1
Adjusted operating profit plus amortisation of mining assets.
2
Operating profit excluding unrealised non-hedge derivatives.
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA REGION
1
750
825
799
3,281
Vaal River
Great Noligwa Mine
0.315
0.326
0.304
0.308
189
218
182
812
Kopanang Mine
0.234
0.217
0.198
0.206
121
124
125
497
Tau Lekoa Mine
0.106
0.118
0.137
0.124
67
80
81
322
Surface Operations
0.017
0.017
0.019
0.018
26
27
32
114
Ergo
0.007
0.006
0.006
0.006
62
51
57
203
West Wits
Mponeng Mine
0.247
0.258
0.265
0.261
104
119
122
499
Savuka Mine
0.173
0.167
0.167
0.169
35
42
48
187
TauTona Mine
0.355
0.356
0.324
0.353
146
164
152
646
Surface Operations
-
-
-
0.026
-
-
-
1
EAST AND WEST AFRICA REGION
216
248
238
981
Geita - Attributable 50%
0.117
0.153
0.083
0.105
93
117
64
331
Morila - Attributable 40%
0.122
0.129
0.260
0.221
43
48
95
318
Navachab
0.045
0.047
0.053
0.051
15
16
18
73
Sadiola - Attributable 38%
0.092
0.089
0.079
0.081
45
50
40
172
Yatela - Attributable 40%
2
0.104
0.065
0.082
0.083
20
17
21
87
NORTH AMERICA REGION
72
76
114
390
Cripple Creek & Victor J.V.
2
0.020
0.019
0.023
0.020
72
76
63
283
Jerritt Canyon J.V. - Attributable 70%
-
-
0.201
0.209
-
-
51
107
SOUTH AMERICA REGION
110
142
137
532
Cerro Vanguardia - Attributable 92.50%
0.169
0.212
0.250
0.208
35
58
60
209
Morro Velho
0.218
0.216
0.201
0.200
52
61
53
228
Serra Grande - Attributable 50%
0.223
0.228
0.230
0.230
23
23
24
95
AUSTRALIA REGION
87
98
114
432
Sunrise Dam
0.083
0.089
0.103
0.091
87
93
95
358
Union Reefs
-
0.225
0.027
0.033
-
5
19
74
ANGLOGOLD GROUP
1,235
1,389
1,402
5,616
Underground Operations
0.237
0.240
0.229
0.234
732
820
834
3,367
Surface and Dump Reclamation
0.009
0.008
0.008
0.008
88
80
89
320
Open-pit Operations
0.099
0.114
0.101
0.100
319
389
393
1,540
Heap leach Operations
2
0.025
0.022
0.027
0.024
96
100
86
389
1,235
1,389
1,402
5,616
1
Yield excludes surface operations. Attributable production at Moab Khotsong yielded 1,214 ounces which will be capitalised against pre-production costs.
2
The yield is calculated on gold placed into leach pad inventory / tons placed onto leach pad.
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA REGION
7.72
7.02
6.61
6.88
751
826
799
3,281
Vaal River
Great Noligwa Mine
8.23 7.79 6.52 7.22 189 218 183 812
Kopanang Mine 7.15 5.74 5.46 5.58 121 125 125 497
Tau Lekoa Mine 5.55 5.41 5.68 5.52 67 80 81 322
Surface Operations 25.49 19.06 21.51 20.58 26 27 31 114
Ergo
11.01 8.91 9.61 8.68 62 51 57 203
West Wits
Mponeng Mine
7.29 7.35 7.54 7.68 104 119 122 499
Savuka Mine 3.56 3.28 3.17 3.36 35 42 48 187
TauTona Mine 10.11 9.67 8.95 9.56 147 164 152 646
Surface Operations - - - - - - - 1
EAST AND WEST AFRICA REGION
42.05
45.04
48.33
46.40
212
254
239
982
Geita - Attributable 50% 42.85 55.51 34.61 41.10 93 117 64 331
Morila - Attributable 40% 58.59 64.53 139.43 111.52 41 49 93 318
Navachab 23.52 14.12 16.13 15.86 15 19 18 72
Sadiola - Attributable 38% 61.30 72.99 58.14 62.82 45 51 42 172
Yatela - Attributable 40% 23.47 20.77 35.75 30.50 18 18 22 89
NORTH AMERICA REGION
76.60
79.03
62.27
69.10
74
74
114
388
Cripple Creek & Victor J.V. 76.60 79.03 66.04 72.68 74 74 63 282
Jerritt Canyon J.V. - Attributable 70% - - 58.19 61.07 - - 51 106
SOUTH AMERICA REGION
19.30
23.50
21.93
21.61
115
139
138
531
Cerro Vanguardia - Attributable 92.50%
20.21 36.47 40.80 34.63 39 53 61 207
Morro Velho 16.76 16.83 13.29 14.82 53 62 54 230
Serra Grande - Attributable 50% 26.99 27.74 30.46 29.77 23 24 23 94
AUSTRALIA REGION
69.53
74.65
72.24
74.29
87
96
109
431
Sunrise Dam 81.22 93.07 102.40 94.42 87 92 90 357
Union Reefs 7.73 29.10 36.82 50.54 - 4 19 74
ANGLOGOLD GROUP
11.05
7.29
7.86
7.34
1,239
1,389
1,399
5,613
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
US Dollar / Imperial
Total cash costs
1
- $/oz
Total production costs
1
- $/oz
SOUTH AFRICA REGION
284
258
206
231
328
299
230
261
Vaal River
Great Noligwa Mine
235
209
181
197
264
233
198
216
Kopanang Mine
275
257
204
229
306
288
225
253
Tau Lekoa Mine
367
311
226
267
423
406
247
308
Surface Operations
253
232
159
200
253
232
159
200
Ergo
372
365
287
349
408
376
315
373
West Wits
Mponeng Mine
314
285
192
230
372
336
231
275
Savuka Mine
451
504
371
416
564
599
403
468
TauTona Mine
222
187
165
174
278
226
193
207
Surface Operations
-
-
-
255
-
-
-
255
EAST AND WEST AFRICA REGION
205
187
158
171
263
259
211
230
Geita - Attributable 50%
190
136
217
183
235
178
257
223
Morila - Attributable 40%
158
182
84
108
253
290
147
179
Navachab
302
349
238
274
324
407
248
296
Sadiola - Attributable 38%
216
223
207
210
276
292
269
275
Yatela - Attributable 40%
274
322
204
235
338
519
273
334
NORTH AMERICA REGION
214
207
228
223
302
318
334
329
Cripple Creek & Victor J.V.
208
203
188
199
297
310
299
310
Jerritt Canyon J.V. - Attributable 70%
-
-
270
270
-
-
370
366
SOUTH AMERICA REGION
160
162
124
147
247
250
201
229
Cerro Vanguardia - Attributable 92.50%
184
138
120
143
337
267
216
261
Morro Velho
139
144
127
141
196
205
186
199
Serra Grande - Attributable 50%
130
131
93
109
175
178
151
163
AUSTRALIA REGION
289
238
236
243
361
314
294
304
Sunrise Dam
274
230
198
228
341
305
255
295
ANGLOGOLD GROUP
259
236
197
217
318
293
241
265
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
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KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
US Dollar
Cash operating profit - $m
1
Adjusted operating profit - $m
2
SOUTH AFRICA REGION
100
96
88
370
76
76
79
317
Vaal River
Great Noligwa Mine
34
37
27
131
31
34
25
121
Kopanang Mine
18
13
13
53
15
11
12
46
Tau Lekoa Mine
4
6
7
25
-
(1)
6
15
Surface Operations
4
5
6
20
4
5
6
20
Ergo
1
-
1
(3)
1
-
1
(3)
West Wits
Mponeng Mine
12
13
14
57
6
8
10
39
Savuka Mine
(3)
(9)
(3)
(20)
(4)
(9)
(3)
(21)
TauTona Mine
30
31
23
107
23
28
22
100
Surface Operations
-
-
-
-
-
-
-
-
EAST AND WEST AFRICA REGION
35
42
42
167
23
27
31
113
Geita - Attributable 50%
14
23
5
46
10
19
3
34
Morila - Attributable 40%
9
9
24
75
5
4
18
53
Navachab
1
1
4
8
1
1
4
7
Sadiola - Attributable 38%
9
8
6
27
6
5
4
16
Yatela - Attributable 40%
2
1
3
11
1
(2)
2
3
NORTH AMERICA REGION
12
10
11
50
1
1
(2)
3
Cripple Creek & Victor J.V.
12
10
9
45
1
1
1
8
Jerritt Canyon J.V. - Attributable 70%
-
-
2
5
-
-
(3)
(5)
SOUTH AMERICA REGION
25
32
35
120
16
21
25
79
Cerro Vanguardia - Attributable 92.50%
8
14
15
47
3
7
9
23
Morro Velho
11
12
14
49
8
9
11
37
Serra Grande - Attributable 50%
6
6
6
24
5
5
5
19
AUSTRALIA REGION
16
19
12
56
10
12
7
33
Sunrise Dam
17
19
13
52
11
12
8
29
Union Reefs
(1)
-
(1)
4
(1)
-
(1)
4
OTHER
10
6
12
28
6
-
6
14
ANGLOGOLD GROUP
198
205
200
791
132
137
146
559
1
Adjusted operating profit plus amortisation of mining assets.
2
Operating profit excluding unrealised non-hedge derivatives.
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DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended March 2004
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width cm
g/t
cm.g/t
kg/t
cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef 3,427 774 95.0 30.58 2,905 1.59 151.07
Kopanang Mine
Vaal reef 6,050 496 12.0 236.67 2,840 6.39 76.71
"C" reef - - - - - - -
Tau Lekoa Mine
Denny's Reef - - - - - - -
Ventersdorp Contact reef 4,470 728 93.1 7.56 704 0.11 10.69
Moab Khotsong Mine
Vaal reef 2,847 - - - - - -
WEST WITS
TauTona Mine
Ventersdorp Contact reef 648 - - - - - -
Carbon Leader reef 3,655 44 7.7 410.00 3,157 - -
Savuka Mine
Ventersdorp Contact reef 699 - - - - - -
Carbon Leader reef 577 140 24.7 114.21 2,821 0.07 1.63
Mponeng Mine
Ventersdorp Contact reef 4,128 424 129.3 26.13 3,378 - -
Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width inches
oz/t
ft.oz/t
lb/t
ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef 11,244 2,539 37.40 0.89 2.78 3.18 9.91
Kopanang Mine
Vaal reef 19,850 1,627 4.72 6.90 2.71 12.78 5.03
"C" reef - - - - - - -
Tau Lekoa Mine
Denny's Reef - - - - - - -
Ventersdorp Contact reef 14,664 2,388 36.65 0.22 0.67 0.22 0.67
Moab Khotsong Mine
Vaal reef 9,341 - - - - - -
WEST WITS
TauTona Mine
Ventersdorp Contact reef 2,126 - - - - - -
Carbon Leader reef 11,990 144 3.03 11.96 3.02 - -
Savuka Mine
Ventersdorp Contact reef 2,293 - - - - - -
Carbon Leader reef 1,894 459 9.72 3.33 2.70 0.14 0.11
Mponeng Mine
Ventersdorp Contact reef 13,543 1,391 50.91 0.76 3.22 - -
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SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
/ - 000 ft
99
122
99
433
1,069
1,308
1,071
4,665
Milled
- 000 tonnes / - 000 tons
543
605
545
2,389
598
667
601
2,634
Yield
- g / t
/ - oz / t
10.81
11.18
10.41
10.57
0.315
0.326
0.304
0.308
Gold produced
- kg
/ - oz (000)
5,866
6,770
5,676
25,263
189
218
182
812
Gold sold
- kg
/ - oz (000)
5,864
6,775
5,679
25,266
189
218
183
812
Price received
- R / kg
/ - $ / oz
- sold
91,817
89,762
92,158
90,916
423
414
345
379
Total cash costs
1
- R
/ - $
- ton milled
551
507
505
500
74
68
55
61
- R / kg
/ - $ / oz
- produced
50,994
45,359
48,518
47,248
235
209
181
197
Total production costs
1
- R / kg
/ - $ / oz
- produced
57,357
50,428
53,094
51,829
264
233
198
216
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
253
274
249
274
8.14
8.81
8.00
8.80
Actual
- g
/ - oz
256
242
203
224
8.23
7.79
6.52
7.22
Target
- m
/ - ft
4.34
4.18
3.58
4.06
46.67
45.04
38.58
43.72
Actual
- m
/ - ft
4.33
4.35
3.55
3.85
46.62
46.80
38.24
41.45
FINANCIAL RESULTS (MILLION)
Gold income
502
593
489
2,189
74
88
59
293
Cost of sales
327
379
314
1,394
48
56
37
187
Cash operating costs
296
338
309
1,315
44
51
37
176
Other cash costs
3
3
3
11
-
-
-
1
Total cash costs
299
341
312
1,326
44
51
37
177
Retrenchment costs
7
2
-
3
1
-
-
-
Rehabilitation and other non-cash costs
8
3
3
13
1
-
-
2
Production costs
314
346
315
1,342
46
51
37
179
Amortisation of mining assets
22
22
15
71
3
3
2
10
Inventory change
(9)
11
(16)
(19)
(1)
2
(2)
(2)
175
214
175
795
26
32
22
106
Realised non-hedge derivatives
36
16
34
108
5
2
3
15
Adjusted operating profit
211
230
209
903
31
34
25
121
Capital expenditure
1
49
93
62
297
7
13
7
39
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
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SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
/ - 000 ft
112
120
119
481
1,210
1,295
1,277
5,180
Milled
- 000 tonnes / - 000 tons
467
521
571
2,184
515
574
629
2,408
Yield
- g / t
/ - oz / t
8.03
7.42
6.79
7.07
0.234
0.217
0.198
0.206
Gold produced
- kg
/ - oz (000)
3,750
3,867
3,874
15,449
121
124
125
497
Gold sold
- kg
/ - oz (000)
3,750
3,868
3,876
15,451
121
125
125
497
Price received
- R / kg
/ - $ / oz
- sold
91,497
89,970
92,204
91,098
422
415
345
378
Total cash costs
1
- R
/ - $
- ton milled
479
414
371
390
64
56
40
47
- R / kg
/ - $ / oz
- produced
59,808
55,759
54,623
55,174
275
257
204
229
Total production costs
1
- R / kg
/ - $ / oz
- produced
66,579
62,434
60,278
61,068
306
288
225
253
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
208
178
168
177
6.70
5.71
5.41
5.69
Actual
- g
/ - oz
222
178
170
173
7.15
5.74
5.46
5.58
Target
- m
/ - ft
6.53
5.32
5.04
5.34
70.27
57.23
54.24
57.46
Actual
- m
/ - ft
6.67
5.55
5.20
5.40
71.77
59.79
55.97
58.17
FINANCIAL RESULTS (MILLION)
Gold income
322
339
336
1,342
48
50
40
179
Cost of sales
245
274
258
1,061
36
40
30
142
Cash operating costs
222
246
246
982
33
37
30
131
Other cash costs
2
2
2
9
-
-
-
1
Total cash costs
224
248
248
991
33
37
30
132
Retrenchment costs
2
1
-
2
-
-
-
-
Rehabilitation and other non-cash costs
4
2
2
7
1
-
-
1
Production costs
230
251
250
1,000
34
37
30
133
Amortisation of mining assets
20
17
13
54
3
2
1
7
Inventory change
(5)
6
(5)
7
(1)
1
(1)
2
77
65
78
281
12
10
10
37
Realised non-hedge derivatives
21
10
21
66
3
1
2
9
Adjusted operating profit
98
75
99
347
15
11
12
46
Capital expenditure
1
46
67
59
226
7
10
7
30
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
/ - 000 ft
106
102
100
414
1,141
1,101
1,073
4,462
Milled
- 000 tonnes / - 000 tons
574
617
538
2,363
633
680
594
2,605
Yield
- g / t
/ - oz / t
3.65
4.04
4.70
4.24
0.106
0.118
0.137
0.124
Gold produced
- kg
/ - oz (000)
2,095
2,492
2,530
10,010
67
80
81
322
Gold sold
- kg
/ - oz (000)
2,095
2,496
2,531
10,011
67
80
81
322
Price received
- R / kg
/ - $ / oz
- sold
91,957
89,540
92,201
90,917
424
413
345
376
Total cash costs
1
- R
/ - $
- ton milled
292
273
285
272
40
37
31
33
- R / kg
/ - $ / oz
- produced
79,795
67,477
60,630
64,296
367
311
226
267
Total production costs
1
- R / kg
/ - $ / oz
- produced
92,080
87,609
66,140
73,537
423
406
247
308
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
213
179
167
177
6.84
5.77
5.38
5.69
Actual
- g
/ - oz
173
168
177
172
5.55
5.41
5.68
5.52
Target
- m
/ - ft
8.85
7.52
7.10
7.45
95.23
80.97
76.40
80.24
Actual
- m
/ - ft
8.74
6.91
6.96
7.11
94.10
74.34
74.96
76.58
FINANCIAL RESULTS (MILLION)
Gold income
179
218
220
868
27
32
26
116
Cost of sales
195
229
183
788
29
34
22
106
Cash operating costs
166
183
166
702
25
27
20
94
Other cash costs
2
2
1
6
-
-
-
1
Total cash costs
168
185
167
708
25
27
20
95
Retrenchment costs
1
-
1
2
-
-
-
-
Rehabilitation and other non-cash costs
2
1
1
5
-
-
-
1
Production costs
171
186
169
715
25
27
20
96
Amortisation of mining assets
21
45
9
71
4
7
1
10
Inventory change
3
(2)
5
2
-
-
1
-
(16)
(11)
37
80
(2)
(2)
4
10
Realised non-hedge derivatives
13
5
13
42
2
1
2
5
Adjusted operating profit
(3)
(6)
50
122
-
(1)
6
15
Capital expenditure
1
33
38
24
113
5
5
3
15
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
Milled - 000 tonnes / - 000 tons 1,432 1,432 1,508 5,859 1,579 1,579 1,663 6,458
Yield - g / t / - oz / t 0.57 0.59 0.65 0.61 0.017 0.017 0.019 0.018
Gold produced - kg / - oz (000) 817 848 980 3,551 26 27 32 114
Gold sold - kg / - oz (000) 817 850 980 3,553 26 27 31 114
Price received - R / kg / - $ / oz - sold 90,785 90,297 91,955 91,148 418 416 342 375
Total cash costs - R / - $ - ton milled 31 29 28 29 4 4 3 4
- R / kg / - $ / oz - produced 54,911 50,243 42,950 48,275 253 232 159 200
Total production costs - R / kg / - $ / oz - produced 54,911 50,243 42,950 48,283 253 232 159 200
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 522 334 329 325 16.79 10.75 10.57 10.45
Actual - g / - oz 793 593 669 640 25.49 19.06 21.51 20.58
FINANCIAL RESULTS (MILLION)
Gold income 70 74 86 309 10 11 10 41
Cost of sales 45 42 43 172 7 6 5 23
Cash operating costs 45 42 42 172 7 6 5 23
Other cash costs - - - - - - - -
Total cash costs 45 42 42 172 7 6 5 23
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 45 42 42 172 7 6 5 23
Amortisation of mining assets - - - - - - - -
Inventory change - - 1 - - - - -
25 32 43 137 3 5 5 18
Realised non-hedge derivatives 4 2 4 15 1 - 1 2
Adjusted operating profit 29 34 47 152 4 5 6 20
Capital expenditure 4 - - - 1 - - -
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
ERGO
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
ERGO
Rand / Metric
Dollar / Imperial
SURFACE AND DUMP RECLAMATION
Material treated - 000 tonnes / - 000 tons 7,702 7,598 8,209 30,905 8,489 8,375 9,049 34,067
Yield - g / t / - oz / t 0.25 0.21 0.22 0.20 0.007 0.006 0.006 0.006
Gold produced - kg / - oz (000) 1,919 1,597 1,777 6,313 62 51 57 203
Gold sold - kg / - oz (000) 1,918 1,596 1,777 6,312 62 51 57 203
Price received - R / kg / - $ / oz - sold 91,379 85,464 89,413 87,078 422 395 334 360
Total cash costs - R / - $ - ton treated 20 17 17 17 3 2 2 2
- R / kg / - $ / oz - produced 80,908 79,185 76,814 84,455 372 365 287 349
Total production costs - R / kg / - $ / oz - produced 88,681 81,384 84,257 90,242 408 376 315 373
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 276 305 292 283 8.86 9.80 9.37 9.09
Actual - g / - oz 342 277 299 270 11.01 8.91 9.61 8.68
FINANCIAL RESULTS (MILLION)
Gold income 164 139 154 547 24 21 18 73
Cost of sales 168 134 152 570 25 21 17 76
Cash operating costs 155 126 136 531 23 20 16 72
Other cash costs - - 1 2 - - - -
Total cash costs 155 126 137 533 23 20 16 72
Retrenchment costs 1 1 1 2 - - - -
Rehabilitation and other non-cash costs 14 1 9 31 2 - 1 4
Production costs 170 128 147 566 25 20 17 76
Amortisation of mining assets - 1 3 4 - - - -
Inventory change (2) 5 2 - - 1 - -
(4) 5 2 (23) (1) - 1 (3)
Realised non-hedge derivatives 11 (3) 5 2 2 - - -
Adjusted operating profit 7 2 7 (21) 1 - 1 (3)
Capital expenditure - - - - - - - -
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
/ - 000 ft
72
84
79
336
772
900
855
3,620
Milled
- 000 tonnes / - 000 tons
382
418
417
1,733
421
460
459
1,910
Yield
- g / t
/ - oz / t
8.47
8.85
9.10
8.96
0.247
0.258
0.265
0.261
Gold produced
- kg
/ - oz (000)
3,234
3,696
3,789
15,517
104
119
122
499
Gold sold
- kg
/ - oz (000)
3,233
3,702
3,789
15,516
104
119
122
499
Price received
- R / kg
/ - $ / oz
- sold
91,490
87,475
91,328
88,164
421
404
340
365
Total cash costs
1
- R
/ - $
- ton milled
578
545
467
495
76
74
51
60
- R / kg
/ - $ / oz
- produced
68,287
61,614
51,316
55,288
314
285
192
230
Total production costs
1
- R / kg
/ - $ / oz
- produced
80,825
72,759
61,935
66,021
372
336
231
275
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
223
202
177
193
7.17
6.51
5.68
6.20
Actual
- g
/ - oz
227
229
234
239
7.29
7.35
7.54
7.68
Target
- m
/ - ft
5.04
4.74
4.34
4.60
54.25
51.05
46.68
49.49
Actual
- m
/ - ft
5.03
5.17
4.92
5.18
54.13
55.66
52.92
55.74
FINANCIAL RESULTS (MILLION)
Gold income
278
323
332
1,346
41
48
40
179
Cost of sales
257
272
262
1,069
38
40
31
143
Cash operating costs
219
232
218
916
32
35
26
123
Other cash costs
2
2
2
8
-
-
-
2
Total cash costs
221
234
220
924
32
35
26
125
Retrenchment costs
1
1
-
3
-
-
-
-
Rehabilitation and other non-cash costs
2
-
1
3
1
-
-
-
Production costs
224
235
221
930
33
35
26
125
Amortisation of mining assets
38
37
30
136
6
5
4
18
Inventory change
(5)
-
11
3
(1)
-
1
-
21
51
70
277
3
8
9
36
Realised non-hedge derivatives
18
-
15
22
3
-
1
3
Adjusted operating profit
39
51
85
299
6
8
10
39
Capital expenditure
1
89
128
105
483
13
19
13
64
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
/ - 000 ft
39
45
41
166
422
480
439
1,784
Milled
- 000 tonnes / - 000 tons
185
228
261
1,003
204
252
287
1,106
Yield
- g / t
/ - oz / t
5.94
5.71
5.72
5.81
0.173
0.167
0.167
0.169
Gold produced
- kg
/ - oz (000)
1,099
1,304
1,492
5,825
35
42
48
187
Gold sold
- kg
/ - oz (000)
1,098
1,314
1,492
5,825
35
42
48
187
Price received
- R / kg
/ - $ / oz
- sold
91,858
87,643
91,546
88,482
423
405
343
365
Total cash costs
1
- R
/ - $
- ton milled
580
623
569
583
78
84
62
70
- R / kg
/ - $ / oz
- produced
98,153
109,090
99,382
100,458
451
504
371
416
Total production costs
1
- R / kg
/ - $ / oz
- produced
122,819
129,603
107,884
112,814
564
599
403
468
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
138
130
120
125
4.43
4.18
3.86
4.03
Actual
- g
/ - oz
111
102
99
105
3.56
3.28
3.17
3.36
Target
- m
/ - ft
4.27
4.37
3.75
4.16
45.98
47.00
40.40
44.76
Actual
- m
/ - ft
3.95
3.49
2.69
2.98
42.56
37.52
28.98
32.02
FINANCIAL RESULTS (MILLION)
Gold income
94
115
129
504
14
17
15
67
Cost of sales
131
174
160
671
19
26
19
90
Cash operating costs
106
152
158
625
16
23
19
83
Other cash costs
1
2
1
5
-
-
-
1
Total cash costs
107
154
159
630
16
23
19
84
Retrenchment costs
8
9
-
14
1
1
-
2
Rehabilitation and other non-cash costs
5
8
-
12
1
1
-
2
Production costs
120
171
159
656
18
25
19
88
Amortisation of mining assets
14
-
3
10
1
-
-
1
Inventory change
(3)
3
(2)
5
-
1
-
1
(37)
(59)
(31)
(167)
(5)
(9)
(4)
(23)
Realised non-hedge derivatives
7
-
7
11
1
-
1
2
Adjusted operating profit
(30)
(59)
(24)
(156)
(4)
(9)
(3)
(21)
Capital expenditure
1
14
44
28
151
2
6
3
20
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
/ - 000 ft
70
81
78
305
756
876
835
3,286
Milled
- 000 tonnes / - 000 tons
375
416
426
1,663
413
459
469
1,833
Yield
- g / t
/ - oz / t
12.17
12.21
11.10
12.09
0.355
0.356
0.324
0.353
Gold produced
- kg
/ - oz (000)
4,558
5,086
4,724
20,106
146
164
152
646
Gold sold
- kg
/ - oz (000)
4,557
5,089
4,724
20,105
147
164
152
646
Price received
- R / kg
/ - $ / oz
- sold
91,932
87,832
91,453
88,180
424
407
342
366
Total cash costs
1
- R
/ - $
- ton milled
587
495
492
508
78
67
54
61
- R / kg
/ - $ / oz
- produced
48,283
40,559
44,312
42,047
222
187
165
174
Total production costs
1
- R / kg
/ - $ / oz
- produced
60,523
49,016
51,642
49,836
278
226
193
207
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
328
285
293
294
10.54
9.16
9.41
9.46
Actual
- g
/ - oz
315
301
278
297
10.11
9.67
8.95
9.56
Target
- m
/ - ft
4.94
4.34
4.50
4.49
53.15
46.76
48.39
48.28
Actual
- m
/ - ft
4.85
4.82
4.57
4.52
52.20
51.85
49.21
48.60
FINANCIAL RESULTS (MILLION)
Gold income
391
444
411
1,738
58
66
49
232
Cost of sales
265
257
247
1,021
39
38
29
136
Cash operating costs
218
227
230
932
32
34
28
124
Other cash costs
2
2
2
9
-
-
-
1
Total cash costs
220
229
232
941
32
34
28
125
Retrenchment costs
5
1
-
2
1
-
-
-
Rehabilitation and other non-cash costs
4
1
1
4
1
-
-
1
Production costs
229
231
233
947
34
34
28
126
Amortisation of mining assets
47
18
10
55
7
3
1
7
Inventory change
(11)
8
4
19
(2)
1
-
3
126
187
164
717
19
28
20
96
Realised non-hedge derivatives
28
3
20
35
4
-
2
4
Adjusted operating profit
154
190
184
752
23
28
22
100
Capital expenditure
1
66
422
50
588
10
57
6
78
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

EAST AND WEST AFRICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000 bcm / - 000 bcy 3,036 3,021 2,309 11,364 3,971 3,951 3,020 14,864
Mined - 000 tonnes / - 000 tons 7,792 7,758 6,208 29,935 8,589 8,551 6,844 32,998
Treated - 000 tonnes / - 000 tons 721 691 698 2,852 794 761 770 3,144
Stripping ratio - t (mined total - mined ore) / t mined ore 10.53 8.52 10.98 9.53 10.53 8.52 10.98 9.53
Yield - g / t / - oz / t 4.02 5.26 2.83 3.60 0.117 0.153 0.083 0.105
Gold produced - kg / - oz (000) 2,895 3,635 1,976 10,280 93 117 64 331
Gold sold - kg / - oz (000) 2,895 3,635 1,976 10,280 93 117 64 331
Price received - R / kg / - $ / oz - sold 75,435 73,902 82,334 77,382 347 340 308 326
Total cash costs - R / kg / - $ / oz - produced 41,193 29,493 58,063 44,248 190 136 217 183
Total production costs - R / kg / - $ / oz - produced 51,075 38,544 68,758 53,779 235 178 257 223
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 1,360 1,593 1,360 1,467 43.71 51.20 43.73 47.18
Actual - g / - oz 1,333 1,727 1,076 1,278 42.85 55.51 34.61 41.10
FINANCIAL RESULTS (MILLION)
Gold income 216 266 160 787 32 39 19 107
Cost of sales 146 142 135 553 22 20 16 74
Cash operating costs 109 97 108 421 16 14 13 56
Other cash costs 10 11 7 34 2 2 1 5
Total cash costs 119 108 115 455 18 16 14 61
Rehabilitation and other non-cash costs 1 1 2 6 - - - 1
Production costs 120 109 117 461 18 16 14 62
Amortisation of mining assets 28 31 19 92 4 4 2 12
Inventory change (2) 2 (1) - - - - -
70 124 25 234 10 19 3 33
Realised non-hedge derivatives 3 2 3 8 - - - 1
Adjusted operating profit 73 126 28 242 10 19 3 34
Capital expenditure 6 20 15 75 1 3 2 10
A
N G L O
G
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Q
U A R T E R L Y
R
E P O R T
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2 0 0 4 ·
W W W
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A N G L O G O L D
.
C O M

EAST AND WEST AFRICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000 bcm / - 000 bcy 994 893 951 3,613 1,300 1,168 1,243 4,726
Mined - 000 tonnes / - 000 tons 2,696 2,382 2,383 9,364 2,972 2,626 2,626 10,322
Treated - 000 tonnes / - 000 tons 318 337 332 1,306 350 371 366 1,440
Stripping ratio - t (mined total - mined ore) / t mined ore 5.59 5.23 3.87 4.77 5.59 5.23 3.87 4.77
Yield - g / t / - oz / t 4.19 4.41 8.93 7.56 0.122 0.129 0.260 0.221
Gold produced - kg / - oz (000) 1,332 1,487 2,966 9,878 43 48 95 318
Gold sold - kg / - oz (000) 1,287 1,530 2,903 9,878 41 49 93 318
Price received - R / kg / - $ / oz - sold 81,026 78,552 90,035 84,739 374 367 339 345
Total cash costs - R / kg / - $ / oz - produced 34,345 39,099 22,415 26,086 158 182 84 108
Total production costs - R / kg / - $ / oz - produced 54,949 62,447 39,170 43,298 253 290 147 179
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 2,281 3,024 3,502 3,495 73.33 97.22 112.60 112.37
Actual - g / - oz 1,822 2,007 4,337 3,469 58.59 64.53 139.43 111.52
FINANCIAL RESULTS (MILLION)
Gold income 103 120 261 836 15 18 32 110
Cost of sales 69 92 116 426 10 14 14 57
Cash operating costs 38 50 48 199 6 8 6 26
Other cash costs 7 8 18 59 1 1 2 8
Total cash costs 45 58 66 258 7 9 8 34
Rehabilitation and other non-cash costs 2 3 1 7 - - - 1
Production costs 47 61 67 265 7 9 8 35
Amortisation of mining assets 26 31 49 163 4 5 6 22
Inventory change (4) - - (2) (1) - - -
34 28 145 410 5 4 18 53
Realised non-hedge derivatives 1 - 1 1 - - - -
Adjusted operating profit 35 28 146 411 5 4 18 53
Capital expenditure 3 7 10 36 - 1 1 4
A
N G L O
G
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A N G L O G O L D
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C O M

EAST AND WEST AFRICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000 bcm / - 000 bcy - 374 364 1,397 - 489 476 1,827
Mined - 000 tonnes / - 000 tons 1 960 974 3,792 1 1,058 1,073 4,179
Treated - 000 tonnes / - 000 tons 299 321 310 1,314 329 354 341 1,448
Stripping ratio - t (mined total - mined ore) / t mined ore - 1.86 1.83 1.89 - 1.86 1.83 1.89
Yield - g / t / - oz / t 1.54 1.61 1.82 1.75 0.045 0.047 0.053 0.051
Gold produced - kg / - oz (000) 460 518 564 2,299 15 16 18 73
Gold sold - kg / - oz (000) 460 579 564 2,263 15 19 18 72
Price received - R / kg / - $ / oz - sold 87,867 85,108 93,283 87,491 406 393 347 361
Total cash costs - R / kg / - $ / oz - produced 65,487 75,347 63,763 65,782 302 349 238 274
Total production costs - R / kg / - $ / oz - produced 70,177 87,787 66,278 70,801 324 407 248 296
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 521 587 604 604 16.76 18.88 19.41 19.43
Actual - g / - oz 732 439 502 493 23.52 14.12 16.13 15.86
FINANCIAL RESULTS (MILLION)
Gold income 41 49 53 198 6 7 6 26
Cost of sales 33 43 21 143 5 6 2 19
Cash operating costs 30 39 20 134 4 6 2 18
Other cash costs - - - 1 - - - -
Total cash costs 30 39 20 135 4 6 2 18
Rehabilitation and other non-cash costs 1 5 - 5 1 1 - 1
Production costs 31 44 20 140 5 7 2 19
Amortisation of mining assets 2 2 1 6 - - - 1
Inventory change - (3) - (3) - (1) - (1)
8 6 32 55 1 1 4 7
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit 8 6 32 55 1 1 4 7
Capital expenditure 4 1 4 17 1 - 1 2
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

EAST AND WEST AFRICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000 bcm / - 000 bcy 819 1,153 921 3,873 1,072 1,509 1,205 5,065
Mined - 000 tonnes / - 000 tons 1,545 2,035 1,710 7,085 1,703 2,244 1,885 7,810
Treated - 000 tonnes / - 000 tons 439 515 451 1,927 484 567 497 2,124
Stripping ratio - t (mined total - mined ore) / t mined ore 1.31 1.64 2.88 2.25 1.31 1.64 2.88 2.25
Yield - g / t / - oz / t 3.15 3.04 2.72 2.77 0.092 0.089 0.079 0.081
Gold produced - kg / - oz (000) 1,385 1,566 1,226 5,340 45 50 40 172
Gold sold - kg / - oz (000) 1,394 1,580 1,337 5,353 45 51 42 172
Price received - R / kg / - $ / oz - sold 88,501 84,710 94,949 88,602 408 395 356 369
Total cash costs - R / kg / - $ / oz - produced 46,977 48,008 55,431 50,450 216 223 207 210
Total production costs - R / kg / - $ / oz - produced 59,859 62,869 72,075 65,940 276 292 269 275
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 2,061 2,612 2,073 2,280 66.28 83.97 66.64 73.31
Actual - g / - oz 1,907 2,270 1,808 1,954 61.30 72.99 58.14 62.82
FINANCIAL RESULTS (pILLION)
Gold income 123 135 127 472 18 20 15 63
Cost of sales 82 100 94 352 12 15 11 47
Cash operating costs 56 66 59 236 8 10 7 32
Other cash costs 9 9 9 33 1 1 1 4
Total cash costs 65 75 68 269 9 11 8 36
Rehabilitation and other non-cash costs 1 1 1 4 - - - 1
Production costs 66 76 69 273 9 11 8 37
Amortisation of mining assets 17 22 19 79 3 3 2 11
Inventory change (1) 2 6 - - 1 1 (1)
41 35 33 120 6 5 4 16
Realised non-hedge derivatives - (1) - 2 - - - -
Adjusted operating profit 41 34 33 122 6 5 4 16
Capital expenditure 8 11 8 29 1 2 1 4
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
M
A R C H
2 0 0 4 ·
W W W
.
A N G L O G O L D
.
C O M

EAST AND WEST AFRICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Volume mined
- 000 bcm
/ - 000 bcy
1,352
1,863
858
4,452
1,769
2,437
1,122
5,823
Mined
- 000 tonnes / - 000 tons
2,967
3,683
1,744
8,847
3,271
4,060
1,922
9,752
Placed
1
- 000 tonnes / - 000 tons
258
272
296
1,035
284
300
326
1,141
Stripping ratio
- t (mined total - mined ore) / t mined ore
6.70
10.54
6.59
8.75
6.70
10.54
6.59
8.75
Yield
2
- g / t
/ - oz / t
3.58
2.22
2.80
2.84
0.104
0.065
0.082
0.083
Gold placed
3
- kg
/ - oz (000)
922
605
829
2,940
30
19
27
95
Gold produced
- kg
/ - oz (000)
635
514
665
2,712
20
17
21
87
Gold sold
- kg
/ - oz (000)
566
553
673
2,757
18
18
22
89
Price received
- R / kg
/ - $ / oz
- sold
87,528
85,400
94,261
87,871
405
395
355
361
Total cash costs
- R / kg
/ - $ / oz
- produced
59,557
69,379
54,197
56,633
274
322
204
235
Total production costs
- R / kg
/ - $ / oz
- produced
73,064
111,731
72,761
80,033
338
519
273
334
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
937
947
1,221
1,231
30.13
30.46
39.27
39.59
Actual
- g
/ - oz
730
646
1,112
949
23.47
20.77
35.75
30.50
FINANCIAL RESULTS (MILLION)
Gold income
50
47
63
242
7
7
8
32
Cost of sales
43
59
50
218
6
9
6
29
Cash operating costs
34
32
31
136
5
5
4
18
Other cash costs
4
3
5
18
1
1
1
2
Total cash costs
38
35
36
154
6
6
5
20
Rehabilitation and other non-cash costs
1
2
1
5
-
-
-
1
Production costs
39
37
37
159
6
6
5
21
Amortisation of mining assets
7
20
11
58
1
3
1
8
Inventory change
(3)
2
2
1
(1)
-
-
-
7
(12)
13
24
1
(2)
2
3
Realised non-hedge derivatives
-
-
-
-
-
-
-
-
Adjusted operating profit
7
(12)
13
24
1
(2)
2
3
Capital expenditure
6
3
11
43
1
-
1
6
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
A
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A N G L O G O L D
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C O M

NORTH AMERICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
14,434
13,631
10,839
47,419
15,911
15,026
11,947
52,270
Placed
1
- 000 tonnes / - 000 tons
4,432
4,627
3,626
17,102
4,885
5,101
3,997
18,851
Stripping ratio
- t (mined total - mined ore) / t mined ore
2.13
2.24
2.37
2.06
2.13
2.24
2.37
2.06
Yield
2
- g / t
/ - oz / t
0.67
0.65
0.78
0.67
0.020
0.019
0.023
0.020
Gold placed
3
- kg
/ - oz (000)
2,972
3,027
2,825
11,484
96
97
91
369
Gold produced
- kg
/ - oz (000)
2,237
2,374
1,957
8,830
72
76
63
283
Gold sold
- kg
/ - oz (000)
2,306
2,303
1,957
8,758
74
74
63
282
Price received
- R / kg
/ - $ / oz
- sold
65,879
70,600
87,521
82,238
302
328
324
340
Total cash costs
4
- R / kg
/ - $ / oz
- produced
45,307
43,794
50,739
47,992
208
203
188
199
Total production costs
- R / kg
/ - $ / oz
- produced
64,726
66,764
80,711
74,864
297
310
299
310
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
2,696
3,659
2,150
2,895
86.69
117.63
69.13
93.07
Actual
- g
/ - oz
2,383
2,458
2,054
2,261
76.60
79.03
66.04
72.68
FINANCIAL RESULTS (MILLION)
Gold income
153
158
171
697
23
24
20
93
Cost of sales
145
159
158
661
22
24
19
88
Cash operating costs
129
138
140
569
19
21
17
76
Other cash costs
5
3
6
18
1
-
1
2
Total cash costs
134
141
146
587
20
21
18
78
Rehabilitation and other non-cash costs
(7)
(9)
(10)
(41)
(1)
(1)
(1)
(5)
Production costs
127
132
136
546
19
20
17
73
Amortisation of mining assets
74
64
69
278
11
9
8
37
Inventory change
(56)
(37)
(47)
(163)
(8)
(5)
(6)
(22)
8
(1)
13
36
1
-
1
5
Realised non-hedge derivatives
(1)
5
-
24
-
1
-
3
Adjusted operating profit
7
4
13
60
1
1
1
8
Capital expenditure
16
14
47
181
2
3
6
24
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
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SOUTH AMERICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons
185
203
223
879
204
224
245
969
Treated
- 000 tonnes / - 000 tons
189
200
216
875
208
221
240
964
Yield
- g / t
/ - oz / t
7.77
8.00
7.07
7.22
0.227
0.233
0.206
0.211
Gold in ore
- kg
/ - oz (000)
1,580
1,723
1,665
6,797
51
55
54
219
Gold produced
- kg
/ - oz (000)
1,468
1,603
1,537
6,313
47
52
49
203
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
-
13
-
37
-
15
-
41
Yield
- g / t
/ - oz / t
-
2.14
-
1.99
-
0.063
-
0.058
Gold produced
- kg
/ - oz (000)
-
29
-
74
-
1
-
2
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
47
135
90
734
52
149
99
809
Treated
- 000 tonnes / - 000 tons
17
13
13
46
18
15
14
51
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.72
9.13
5.82
14.82
1.72
9.13
5.82
14.82
Yield
- g / t
/ - oz / t
3.97
3.74
4.14
3.67
0.116
0.109
0.121
0.107
Gold in ore
- kg
/ - oz (000)
71
53
57
179
2
2
2
6
Gold produced
- kg
/ - oz (000)
66
50
54
170
2
1
2
5
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
209
646
395
3,241
230
712
436
3,573
Placed
1
- 000 tonnes / - 000 tons
20
45
14
128
22
49
15
141
Stripping ratio
- t (mined total - mined ore) / t mined ore
8.81
12.82
27.27
23.89
8.81
12.82
27.27
23.89
Yield
2
- g / t
/ - oz / t
3.71
2.75
3.97
2.79
0.108
0.080
0.116
0.081
Gold placed
3
- kg
/ - oz (000)
76
123
56
358
2
4
2
11
Gold produced
- kg
/ - oz (000)
100
217
58
535
3
7
2
18
TOTAL
Yield
- g / t
/ - oz / t
7.47
7.40
6.90
6.84
0.218
0.216
0.201
0.200
Gold produced
- kg
/ - oz (000)
1,634
1,899
1,649
7,092
52
61
53
228
Gold sold
- kg
/ - oz (000)
1,645
1,922
1,689
7,151
53
62
54
230
Price received
- R / kg
/ - $ / oz
- sold
76,267
73,918
101,409
86,794
350
341
380
358
Total cash costs
- R / kg
/ - $ / oz
- produced
30,240
31,247
33,977
33,866
139
144
127
141
Total production costs
- R / kg
/ - $ / oz
- produced
42,576
44,411
49,924
48,082
196
205
186
199
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
505
505
406
449
16.23
16.23
13.04
14.44
Actual
- g
/ - oz
521
523
413
461
16.76
16.83
13.29
14.82
FINANCIAL RESULTS (MILLION)
Gold income
137
152
157
610
19
22
19
80
Cost of sales
70
84
84
339
10
13
10
45
Cash operating costs
48
58
54
234
7
9
7
31
Other cash costs
1
2
2
6
-
-
-
1
Total cash costs
49
60
56
240
7
9
7
32
Rehabilitation and other non-cash costs
-
5
2
10
-
1
-
1
Production costs
49
65
58
250
7
10
7
33
Amortisation of mining assets
20
20
25
91
3
3
3
12
Inventory change
1
(1)
1
(2)
-
-
-
-
67
68
73
271
9
9
9
35
Realised non-hedge derivatives
(5)
(2)
14
18
(1)
-
2
2
Adjusted operating profit
62
66
87
289
8
9
11
37
Capital expenditure
34
57
39
192
5
8
5
25
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
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C O M

SOUTH AMERICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000 tonnes / - 000 tons 3,923 4,401 3,206 15,958 4,325 4,851 3,534 17,591
Treated - 000 tonnes / - 000 tons 189 250 219 910 208 276 241 1,003
Stripping ratio - t (mined total - mined ore) / t mined ore 19.24 18.79 16.02 18.49 19.24 18.79 16.02 18.49
Yield - g / t / - oz / t 5.81 7.25 8.56 7.15 0.169 0.212 0.250 0.208
Gold in ore - kg / - oz (000) 1,110 1,902 1,934 6,783 36 61 62 218
Gold produced - kg / - oz (000) 1,097 1,814 1,873 6,501 35 58 60 209
Gold sold - kg / - oz (000) 1,215 1,652 1,894 6,443 39 53 61 207
Price received - R / kg / - $ / oz - sold 80,058 77,824 89,513 82,771 367 359 333 340
Total cash costs - R / kg / - $ / oz - produced 42,188 29,971 32,131 34,630 184 138 120 143
Total production costs - R / kg / - $ / oz - produced 73,323 57,735 58,057 63,100 337 267 216 261
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 727 1,762 1,656 1,674 23.36 56.66 53.26 53.81
Actual - g / - oz 628 1,134 1,269 1,077 20.21 36.47 40.80 34.63
FINANCIAL RESULTS (MILLION)
Gold income 101 131 178 556 15 20 21 74
Cost of sales 83 96 106 398 12 14 13 53
Cash operating costs 34 42 47 179 5 6 5 24
Other cash costs 10 12 13 46 2 2 2 6
Total cash costs 44 54 60 225 7 8 7 30
Rehabilitation and other non-cash costs - 3 1 5 - - - 1
Production costs 44 57 61 230 7 8 7 31
Amortisation of mining assets 36 48 48 180 5 7 6 24
Inventory change 3 (9) (3) (12) - (1) - (2)
18 35 72 158 3 6 8 21
Realised non-hedge derivatives (1) 4 6 18 - 1 1 2
Adjusted operating profit 17 39 78 176 3 7 9 23
Capital expenditure 14 17 7 72 2 2 1 10
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SOUTH AMERICA REGION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000 tonnes / - 000 tons 94 94 94 374 104 104 103 412
Treated - 000 tonnes / - 000 tons 92 91 93 374 101 100 103 412
Yield - g / t / - oz / t 7.65 7.80 7.90 7.88 0.223 0.228 0.230 0.230
Gold in ore - kg / - oz (000) 734 744 770 3,054 24 24 25 99
Gold produced - kg / - oz (000) 700 708 736 2,947 23 23 24 95
Gold sold - kg / - oz (000) 727 761 703 2,939 23 24 23 94
Price received - R / kg / - $ / oz - sold 74,158 73,617 100,981 86,757 343 340 377 357
Total cash costs - R / kg / - $ / oz - produced 28,127 28,362 24,914 26,241 130 131 93 109
Total production costs - R / kg / - $ / oz - produced 38,096 38,570 40,426 39,323 175 178 151 163
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 815 825 880 874 26.20 26.53 28.29 28.08
Actual - g / - oz 840 863 947 926 26.99 27.74 30.46 29.77
FINANCIAL RESULTS (MILLION)
Gold income 60 60 66 252 9 9 8 34
Cost of sales 28 29 29 115 4 4 3 15
Cash operating costs 19 19 18 74 3 3 2 10
Other cash costs 1 1 1 3 - - - -
Total cash costs 20 20 19 77 3 3 2 10
Rehabilitation and other non-cash costs - (1) - - - - - -
Production costs 20 19 19 77 3 3 2 10
Amortisation of mining assets 7 8 11 39 1 1 1 5
Inventory change 1 2 (1) (1) - - - -
32 31 37 137 5 5 5 19
Realised non-hedge derivatives (1) (1) 5 3 - - - -
Adjusted operating profit 31 30 42 140 5 5 5 19
Capital expenditure 5 9 3 25 1 1 - 3
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AUSTRALIA REGION
Quarter
Quarter
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Quarter
Quarter
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ended
ended
ended
ended
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ended
March
December
March
December
March
December
March
December
2004
2003
2003
2003
2004
2003
2003
2003
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000 bcm / - 000 bcy 4,011 5,027 3,704 20,500 5,247 6,575 4,845 26,815
Treated - 000 tonnes / - 000 tons 948 952 844 3,564 1,045 1,049 930 3,929
Stripping ratio - t (mined total - mined ore) / t mined ore 14.40 14.78 11.61 15.92 14.40 14.78 11.61 15.92
Yield - g / t / - oz / t 2.84 3.03 3.52 3.12 0.083 0.089 0.103 0.091
Gold produced - kg / - oz (000) 2,693 2,889 2,968 11,122 87 93 95 358
Gold sold - kg / - oz (000) 2,695 2,862 2,785 11,084 87 92 90 357
Price received - R / kg / - $ / oz - sold 103,623 91,460 99,986 91,894 480 425 374 381
Total cash costs - R / kg / - $ / oz - produced 59,584 49,767 52,923 55,073 274 230 198 228
Total production costs - R / kg / - $ / oz - produced 74,051 65,980 68,223 71,196 341 305 255 295
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 2,150 3,045 3,070 3,109 69.12 97.89 98.71 99.96
Actual - g / - oz 2,526 2,895 3,185 2,937 81.22 93.07 102.40 94.42
FINANCIAL RESULTS (MILLION)
Gold income 246 240 266 981 37 36 32 131
Cost of sales 207 183 209 801 31 28 25 107
Cash operating costs 155 137 151 588 23 21 18 79
Other cash costs 6 6 6 25 1 1 1 3
Total cash costs 161 143 157 613 24 22 19 82
Rehabilitation and other non-cash costs 2 2 2 7 - - - 1
Production costs 163 145 159 620 24 22 19 83
Amortisation of mining assets 37 45 44 172 6 7 5 23
Inventory change 7 (7) 6 9 1 (1) 1 1
39 57 57 180 6 8 7 24
Realised non-hedge derivatives 33 21 13 37 5 4 1 5
Adjusted operating profit 72 78 70 217 11 12 8 29
Capital expenditure 39 67 25 148 6 9 3 20
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Completion of the transaction
On Friday, 23 April 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold will acquire the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. The new company was listed on the Ghana Stock Exchange on Tuesday, 27 April 2004.

Integration update
Significant progress has been made across the broad range of issues necessary to be addressed in order to effectively and efficiently merge the two companies. Importantly, in the two key areas of production and finance, structures are now in place with clean lines of accountability and clear plans to achieve operating and financial targets. Dan Owiredu, formerly Managing Director of Obuasi has been appointed Chief Operating Officer for the Ashanti operations and Nigel Trevarthen, formerly General Manager at Great Noligwa, has taken up his new position as Managing Director of Obuasi.

At Obuasi, orders for some of the new mining equipment required to improve mining efficiencies have been placed and one unit has already been delivered. Similarly, new drill rigs necessary to increase drilled reserved have been ordered. Progress is also being made in the improvement of mine ventilation, mine planning and metallurgical efficiencies.

In the important area of health care, AngloGold health care professionals have made a start to developing a strategy for managing malaria on and around the operations and work has begun on the required hospital improvement programmes.

Similarly, plans are now in place for upgrading training facilities and programmes. In several areas, including legal and company secretarial services and human resources, former Ashanti professional staff will be relocating to AngloGold Ashanti's Johannesburg corporate office and AngloGold staff will move to Ghana, ensuring that identified synergy opportunities are exploited.

ASHANTI results for the quarter ended 31 March 2004 The results detailed below have not been included in this quarterly report.
 In the first quarter of 2004, Ashanti's attributable production was 355,000oz compared to 363,000oz in the corresponding period in 2003. The total cash cost was $261/oz compared to $234/oz achieved in the corresponding period in 2003. The increase in total cash costs was largely attributable to reduced gold production at Obuasi, Bibiani, Siguiri and Freda-Rebecca and increased contract mining costs at the Geita mine.

At Obuasi, gold production was 14% lower than in the first quarter of 2003 because of lower grades obtained from the underground mine and reduced recovery from the open-pit transitional material which was processed at the oxide treatment plant.

Gold production at Iduapriem increased by 28% as compared to 2003, as a result of the increased milling capacity and an improvement in the feed grade.

At Bibiani, lower grade stockpile material is being processed whilst repair work is being undertaken on the high wall slip which occurred in the main pit in November 2003 and this resulted in gold production being 18% below that of 2003.

At Siguiri, third layer stacking, which commenced at the end of 2003, slowed solution reticulation rates on the leach pads resulting in a 17% decrease in gold production relative to the first quarter of 2003 and an increase in gold inventory on the leach pads.

Difficult economic conditions in Zimbabwe impacted gold production at the Freda-Rebecca mine where shortages of essential spares and consumables were experienced.

Geita's gold production for the quarter was 45% above that of 2003 because of the improvement in the feed grade and processed tonnage.

Capital expenditure for the quarter, excluding Geita, was $30.8m. This was spent principally on the Siguiri CIP project ($16.6m) which is on target for commissioning in the fourth quarter 2004 / first quarter 2005 and at Obuasi ($10.1m) on the purchase of new units for the trackless mining fleet, capital development and the equipping of the Brown Sub- Vertical Shaft.

A
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merger

AngloGold Ashanti

Yatela
Sadiola
Mali
Guinea
Siguiri
Morila
Ghana
Bibiani
Iduapriem &
Teberebie South
Obuasi
U.S.A.
Cripple Creek
& Victor
Mali
Guinea
Ghana
Geita
Tanzania
Brazil
Serra
Grande
Morro
Velho
Freda
Rebecca
Zimbabwe
Namibia
Navachab
Republic of
South Africa
South African
Operations
Australia
Boddington
Sunrise Dam
Argentina
Cerro Vanguardia
Former
AngloGold operations
Former
Ashanti operations

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59
Quarter ended
Year ended
Mar 2004
Dec 2004
Mar 2003
Dec 2003
US Dollar/Imperial Gold produced - oz 000
Ashanti
355
409
363
1,529
Obuasi 113 118 132 513
Iduapriem (Attributable 80%) and
Teberebie (Attributable 90%)
51 61 40 207
Bidiani 42 53 51 213
Siguiri (Attributable 85%) 49 49 59 215
Freda-Rebecca 7 11 17 51
Geita (Attributable 50%) 93 117 64 330
US Dollar/Imperial Total cash costs - $/oz
Ashanti
261
238
234
231
Obuasi 261 268 217 229
Iduapriem (Attributable 80%) and
Teberebie (Attributable 90%)
261 260 271 251
Bidiani 252 232 244 227
Siguiri (Attributable 85%) 335 362 250 291
Freda-Rebecca 764 341 266 268
Geita (Attributable 50%) 184 138 212 181
A
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A
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L
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A
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results

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Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: 79 LK
NYSE: AU
ASX: AGG
GSE: AGA
Euronext Paris: VA FP
Euronext Brussels: ANG BB
JSE Sponsor: UBS
Auditors: Ernst & Young
Contacts
South Africa
Steve Lenahan
 Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
Europe/Asia
Tomasz Nadrowski
 Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com
United States of America
Charles Carter
 Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com
Australia
Andrea Maxey
 Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Directors
Executive
 R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar
* British
#
American
Offices
Registered and Corporate
 Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
 Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinve
stment plan for A
NGLO
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OLD
A
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.
Administrative
information
Certain forward-looking statements Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: 29 APRIL 2004 By: /s/ C R B
ULL
Name: C R Bull
Title: Company Secretary